ANNUAL
REPORT
2023



AC Immune



Our goal is global leadership in Precision Medicine for the diagnosis and treatment of neurodegenerative diseases

We are executing a clear business strategy built on three pillars:



alzheimer's disease

Accelerate development of novel therapeutics in AD with our partners



parkinson's and **neuro orphans**

Expand our strategic focus in Parkinson's disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE)



diagnostics

A continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company

Contents

Operating and Financial Highlights

AC Immune presents its financial results for the year ended December 31, 2023

103.0m Cash and cash equivalents (CHF)	**54.6m** R&D Expenditure (CHF)	
1.4m Grant Income (CHF)	**161** Employees Worldwide	**9** Clinical Programs
Q1 2026[1] Cash Runway	**>450** Patents Granted	





1 Existing capital resources, including milestone payment of CHF 14.8 million received on February 1, 2024 and assuming potential milestone payment of CHF 24.6 million related to achieving a non-disclosed enrolment target for our ACI-35.030.

Chair & CEO's Statement

Douglas Williams, Chair

Andrea Pfeifer, Chief Executive Officer

> *"AC Immune aims to shift the treatment paradigm for neurodegenerative diseases towards Precision Medicine and ultimately, deliver Precision Prevention*

INTEGRA

Chair & CEO's Statement
continued



Dear Shareholders,

We are delighted to present AC Immune's 2023 Annual Report highlighting another year of significant progress for the Company. The year brought some welcome developments in terms of pipeline progression and the focused financing concluded in December positions the Company for further success. The report continues to emphasize our core mission to lead the field towards Precision Medicine in neurodegenerative diseases, and to deliver on the promise of Precision Prevention of neurodegeneration for individuals at-risk of disease.

Our growing focus on active immunotherapies to treat NDDs...

With tremendous progress on our three active immuno-therapies ACI-24.060, ACI-35.030, and ACI-7104.056, targeting the hallmark pathologies of Amyloid beta (Abeta), Tau, and alpha-synuclein, respectively, we are leading the way towards delivering innovative new approaches to AD, PD and potentially other NDDs.

Our first-in-class vaccine candidate targeting phospho-Tau, ACI-35.030, has now entered a large Phase 2b clinical trial program in preclinical AD with our partner, J&J. This development, announced last December, came with an initial CHF 15 million milestone payment and is expected to deliver another CHF 25 million with the achievement of a predefined patient enrolment target.

We are driving forward with our a-syn targeted active immunotherapy, ACI-7104.056, for PD. We completed the enrolment of the first cohort in the VacSYn Phase 2 clinical trial and we anticipate reporting initial safety and immuno-genicity findings in the second half of 2024.

...spurs us towards the longer-term goal of prevention of neurodegeneration

Our goal is shifting the treatment paradigm to earlier intervention and ultimately, prevention. The innovative ABATE Phase 1b/2 clinical trial of our anti-Abeta active immunotherapy, ACI-24.060, in patients with prodromal AD and individuals with Down syndrome, is progressing well and we will report the impact of 6 and 12 months of therapy on amyloid plaque levels in AD patients in H1 and H2 of 2024, respectively. Following the Fast Track designation received from the US FDA in June 2023, we are opening new clinical trial sites in the US to enroll individuals with Down syndrome.

With the Phase 3 successes of monoclonal antibody-based therapies in AD, the disease-modifying potential of immunotherapeutic approaches has been validated. We continue to believe however, that the best modality providing the right features for a preventive approach is active immunotherapy. To make this a reality, we are driving forward with our active immunotherapy programs in individuals with earlier-stage disease as evidenced by the development of both ACI-24.060 and ACI-35.030. The same is true for our other programs in diseases such as PD. We firmly believe that AC Immune's programs will have a profound social and economic impact with potential to be employed across the global population.

Leading in Precision Medicine: advancing development of novel diagnostic agents

As a leader in the emerging field of Precision Medicine for neurodegenerative diseases (NDDs), AC Immune has a selection of product candidates in development as imaging agents or for testing biofluids. These candidates offer more detailed information to enhance the characterization of specific disease pathologies in patients, and 2023 saw multiple development milestones achieved. Many of these developments are based on the strength of our Morphomer technology platform.

In January, we announced that a Phase 3 clinical trial of PI-2620, our positron emission tomography (PET) tracer for Tau, had been initiated by our partner, Life Molecular Imaging. This trial will generate gold-standard evidence for the tracer to enable regulatory approval for use as a Tau-PET imaging agent in Alzheimer's disease (AD).

Additional clinical studies continue to be carried out to evaluate the performance of ACI-12589, the first-ever alpha-synuclein (a-syn) PET tracer to distinguish multiple system atrophy (MSA) from other alpha-synucleinopathies. The a-syn-PET program has produced more candidates with profiles better suited to detection of Parkinson's disease (PD).

TDP-43 is increasingly recognized as an important target in multiple neurodegenerative diseases (NDD) such as amyotrophic lateral sclerosis (ALS) and frontotemporal lobar degeneration (FTLD) and as a prominent co-pathology in AD and Parkinson's disease (PD). To enable the characterization of pathologies related to TDP-43 proteinopathy, our programs developing a biofluid assay (in cerebrospinal fluid, CSF) and PET tracer specific for this target have been advancing. We anticipate the PET tracer to be cleared for clinical development later in 2024.

Management strength and continuity

As part of our plans to ensure the Company remains positioned appropriately for the enormous opportunities and challenges of successfully bringing innovative new therapies and diagnostics to bear against neurodegenerative diseases, the management team moves from strength to strength. We recently announced changes to our Executive Leadership, including the appointments of Christopher Roberts to the role of Chief Financial Officer and Dr Madiha Derouazi to the role of Chief Scientific Officer. To ensure continuity, Dr Marie Kosco-Vilbois remains with the company as an expert Scientific Advisor and we thank her for her outstanding commitment and service to the Company over the past 5 years.

In December, despite the ever-challenging environment in the financial markets, we executed a focused financing transaction raising USD 50 million before expenses, alongside the news of ACI-35.030 progressing into the Phase 2b trial and the associated CHF 15 million milestone payment, allowing us to extend our cash runway into 2026 and providing us with important Balance Sheet strength.

Looking into the future

There is no doubt that 2024 promises to deliver significant milestones for the Company on multiple fronts, which we are eagerly looking forward to sharing with you.

We want to sincerely thank all our stakeholders for their continuing support. We continue to push to bring much needed innovation to the clinical management and prevention of neurodegenerative diseases and remain committed in 2024 to consolidating AC Immune's position at the forefront of delivering on the promise of precision prevention!

Douglas Williams
Chair
March 14, 2024

Andrea Pfeifer
Chief Executive Officer


BUSINESS
OVERVIEW

AC Immune

Shifting the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention



Broad, diverse pipeline: 16 programs

One Phase 3 program and five in Phase 2



Key differentiation: Precision Medicine

Integrates therapeutics and diagnostics



Multiple global partnerships

> CHF 2.5 billion in potential milestones



Clinically validated technology platforms

Best-in-class small molecules and biologics



Cash reserves on balance sheet

Funding into 2026[1]

At a glance



- Based in Lausanne, Switzerland
- ~160 employees
- Listed September 2016 (NASDAQ: ACIU)
- 99.2m shares oustanding[1]
- Cash of ~CHF 118m[2]

AC Immune is a leading, clinical stage biopharmaceutical company advancing one of the broadest portfolios focused on pioneering Precision Medicine for neurodegenerative diseases. Our highly differentiated approach integrates novel therapeutics and diagnostics to overcome the fundamental challenge in this therapeutic area – the high number of co-pathologies driving disease development and progression and the urgent need for more tailored therapeutic regimens.

Leveraging our dual proprietary technology platforms, SupraAntigen® and Morphomer®, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing 16 therapeutic and diagnostic programs, with one in a Phase 3 and five in Phase 2 clinical development, targeting five different types of misfolded pathological proteins related to Alzheimer's disease (AD), Parkinson's disease (PD) and other neurodegenerative disorders.

Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

1   Assumes second ACI-35-related milestone payment of CHF 24.6 million to be received in 2025 and no other milestones

1   As of December 31, 2023; excluding treasury shares
2   Including CHF 14.8 million milestone from Janssen, which was received on February 1, 2024

Unmet need in neurodegenerative diseases

Neurodegenerative diseases, including dementias and motor disorders associated with protein misfolding, are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neuro-degenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of greater than 50 million in 2020. This is predicted to increase to 139 million by 2050 (Alzheimer's Disease International).

The estimated total healthcare costs for the treatment of Alzheimer's disease in the United States in 2022 is USD 321 billion per the Alzheimer's Association. The worldwide cost for dementia is expected to increase to approximately USD 2.8 trillion annually by 2030 as the population ages (Alzheimer's Disease International). If the estimated global costs of dementia were a country, it would be the 14th largest economy in the world.

Neurodegenerative diseases represent a large and growing market



50m
with dementia globally[1]

>1tn
global annual cost of dementia[1] (USD)

6m
with PD[2] globally[3]

20-50%
of people over age 80 with LATE[4,5]

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2024, there were only two approved disease-modifying therapies for AD. These provided incomplete clinical efficacy, presented non-negligible safety risks or failed to halt disease progression. A subcutaneously administered formulation of one of the approved products resulted in a higher rate of ARIA-E (amyloid related imaging abnormalities – edema related) and still required frequent dosing making it unsuitable for prevention. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer's Aricept which only address symptoms, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

Early detection of neurodegenerative diseases may be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early-stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild or even preclinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as one third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients who are receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

1   Alzheimer's Disease International
2   Parkinson's disease
3   Michael J. Fox Foundation

4   Limbic-predominant age-related TDP 43 encephalopathy
5   Nelson et al., Brain 2019

The need for Precision Medicine in AD: improved clinical trials, diagnosis and treatment of neurodegenerative diseases



1   **Non-invasive diagnostics** are critical for identifying and monitoring disease

2   **Earlier, more reliable diagnosis** may eventually lead to disease **prevention**

3   Different therapies at different stages

4   Patients selected and treated according to their underlying pathologies

5   **Combination therapy** may be required

Abeta

Tau

a-syn[1]

Neuro-inflammation

TDP-43[2]

Alzheimer's disease

Parkinson's disease/ Lewy body dementia

ALS[3] LATE[4]

Treating the right proteinopathies, in the right patient, at the right time

1   alpha-synuclein
2   TAR DNA-binding protein 43
3   Amyotrophic lateral sclerosis
4   Limbic-predominant age-related TDP-43 encephalopathy

We are developing a suite of diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of pathologies, patient selection and assessment of clinical trial outcomes. We currently have four diagnostic programs in our pipeline, developed using our proprietary technology platforms and targeting: Tau, a-syn and TDP 43.

Leveraging our Morphomer platform, we are developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of a-syn and TDP-43 proteins. No such diagnostics are currently available for these important pathologies and AC Immune has identified promising compounds with high affinity and target specificity, as well as favorable central nervous system (CNS) pharma-cokinetic properties.



Unmet need in neurodegenerative diseases
continued

Neurodegenerative disease overview

Folding and unfolding of proteins are important ways of regulating the biological activity and cellular location of those proteins. Misfolding of proteins occurs due to a breakdown of cellular quality control systems and is a common feature of many neurodegenerative diseases.

Misfolded proteins are unable to carry out their normal functions and aggregate to form insoluble deposits in the brain, which eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the spread of misfolded, pathological protein aggregates throughout the brain.

Misfolded proteins key impact on the pathology of neurodegenerative diseases



Affected cell
Recipient cell
Inhibit aggregation
Promote disaggregation
Prevent seeding
Microglia
Uptake and activation
Inhibit spreading
Inhibit downstream neurodegeneration
Normal protein
Misfolded protein
Aggregated protein
Morphomer target
Both immunotherapy and Morphomer target

The misfolding protein image above also shows how our therapies are designed to intervene and prevent key pathological steps in the progression of neurodegenerative diseases. They are designed to (i) prevent initial misfolding; (ii) promote disaggregation of misfolded proteins; (iii) inhibit spreading of pathological protein to healthy cells; (iv) prevent seeding of new misfolded protein aggregates inside healthy cells; and (v) inhibit downstream neurodegeneration.

This robust approach to targeting neurodegenerative diseases is enabled by our two validated technology platforms, SupraAntigen and Morphomer, which generate highly specific biologics and small molecule inhibitors that can distinguish normal from misfolded proteins and inhibit key disease pathways both inside and outside of cells.

Our strategic vision

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson's disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP 43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

AC Immune's three-pillar strategy



Precision Medicine
Alzheimer's disease (AD)
Focused non-AD Parkinson's NeuroOrphan
Diagnostics
SupraAntigen & Morphomer
Values

Alzheimer's disease

- Accelerate development of novel late-stage therapies with partners
- Accelerate wholly-owned anti-Abeta active immunotherapy (ACI-24.060) with parallel development in AD and DS[1]

Non-AD and NeuroOrphans

- Increase strategic focus in non-AD to Parkinson's disease
- Advance anti-a-syn[2] active immunotherapy into late-stage development

Diagnostics for Precision Medicine

- Advance our differentiated diagnostic pipeline for Parkinson's disease and TDP-43[3]-based pathologies

1 Down syndrome
2 Alpha-synuclein
3 TAR DNA-binding protein 43

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients' specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

AC Immune has established itself as a leader in developing Precision Medicines for neurodegenerative diseases by utilizing our diagnostic capabilities to enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. Our dual technology platforms allow for a multi-modal approach encompassing a portfolio of active immunotherapies, antibodies and small molecules tailored to the underlying pathology driving patients' disease. In addition to generating targeted monotherapies, this approach creates the potential for combination regimens, which may treat a broader spectrum of disease and offer greater efficacy.

Our strategic vision
continued

Precision Medicine for neurodegenerative diseases

The development of therapeutics for neurodegenerative diseases is moving towards treating early-stage disease to delay or prevent progression by preserving neurological function before it is irretrievably lost. Therefore, early detection of neurodegenerative diseases will be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies.

This begins with a real challenge. The commonly used approach of taking a biopsy of the affected tissue to detect the corresponding pathology is not possible with diseases of the brain. Given these complexities, it becomes more important that we develop improved methods to fully characterize the underlying pathologies in different patients to ultimately provide better opportunities for therapeutic intervention at all stages of disease. Samples of blood or cerebrospinal fluid can be used to monitor biomarker levels indirectly but neither of these fluids provide exact anatomical information on where protein misfolding and aggregation occur.

At AC Immune, we have a strong track record in discovering highly sensitive and specific imaging agents to detect and quantify pathological proteins and their aggregated forms directly in patients' brains using PET scans. These agents can provide critical information to confirm or exclude certain diagnoses and thus to determine which might be the most appropriate therapeutic strategy for a patient.

We are developing an integrated diagnostic and therapeutic strategy to deliver Precision Medicine for patients with neurodegenerative conditions. This will lead to a combination therapy approach to treat each patient's unique disease by addressing the right proteinopathy, in the right patient, at the right time.

Active immunotherapies for Alzheimer's and Parkinson's disease

Consistent with this approach, we are progressing our active immunotherapies targeting the hallmark proteins driving neurodegenerative diseases such as Abeta, Tau, and a-syn. Our clinical stage active immunotherapy programs, ACI-24.060 (anti-Abeta active immunotherapy), ACI-35.030 (anti-pTau active immunotherapy), and ACI-7104.056 (anti-a-syn active immunotherapy) have been shown to stimulate a patient's own immune system to produce antibodies directed specifically against the pathological species of these target proteins.

We believe that these antibodies will modify the course of disease by supporting clearance of toxic protein aggregates (as recent clinical data from certain monoclonal antibodies have shown), or by preventing their spreading and accumulation, thereby preserving neuronal health and function. Importantly, the use of active immunotherapies over the longer-term and in people identified as "at risk" before symptomatic disease development will provide the rational, targeted approach consistent with our Precision Medicine strategy.

Key elements of our approach include:

Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Our broad and robust clinical stage pipeline

CLASS	PRODUCT CANDIDATE	INDICATION	PHASE	NEWS	PARTNER
Active Immunotherapy	**ACI-24.060** *(anti-Abeta)*	AD[1] treatment	● ● ● ● ○	data H1 '24[2]	
		AD treatment *(Down syndrome[3])*	● ● ● ● ○	data H2 '24	
	ACI-7104.056 *(anti a-syn[4])*	PD[5], a-synucleinopathies	● ● ● ● ○	data H2 '24	
	ACI-35.030 *(anti-pTau)*	AD treatment	● ● ● ● ○		Janssen
Small Molecule Morphomer	**Tau-PET[6] tracer**	AD diagnostic	● ● ● ● ●		Life Molecular Imaging
		PSP[7] diagnostic	● ● ● ○ ○		
	a-syn-PET tracer	a-synucleinopathies (e.g. MSA[8])	● ● ● ○ ○		
	Tau aggregation inhibitor	Rare Tauopathies	● ● ○ ○ ○		Eli Lilly
		AD treatment	● ● ○ ○ ○		
Monoclonal Antibody	**Semorinemab[9]** *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*	● ● ● ● ○		
	Crenezumab[9] *(anti-Abeta antibody)*	AD prevention	● ● ● ● ○		

Discovery	Preclinical	Phase I	Phase II	Phase III
● ○ ○ ○ ○	● ● ○ ○ ○	● ● ● ○ ○	● ● ● ● ○	● ● ● ● ●

1 Alzheimer's disease
2 Refers to expected readouts from the ABATE Phase 1b/2 trial of ACI-24.060 in patients with AD
3 Down syndrome-related Alzheimer's disease
4 alpha-synuclein
5 Parkinson's disease
6 Positron emission tomography
7 Progressive supranuclear palsy
8 Multiple system atrophy
9 Licensed to Genentech (a member of the Roche Group) until April 19, 2024

Our strategic vision
continued

Our clinical stage product candidates include:

PRODUCT CANDIDATE	DESCRIPTION
ACI-24.060 *for AD and for AD in DS*	Based on safety, tolerability, immunogenicity, and pharmacodynamics results with an earlier version of ACI-24, an enhanced formulation, ACI-24.060, which incorporates Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response, is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and Abeta plaque reduction is being assessed using Abeta-PET imaging. ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACI-24.060 in subjects with prodromal AD and in adults with DS. The CTA has been approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the initiation of the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profiling and induction of an antibody response post dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023.
ACI-7104.056	ACI-7104.056, the optimized formulation of the clinically-validated PD active immunotherapy PD01A, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient, and enrolment of cohort 1 has been completed in December 2023, with 16 patients randomized. No safety concerns have been reported to date.

PRODUCT CANDIDATE	DESCRIPTION
ACI-35.030	AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, have evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low and mid doses but not between the mid and high doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high-dose. In addition to ACI-35.030, an exploratory alternative pTau active immunotherapy candidate, JACI-35.054, was also evaluated in the Phase 1b/2a trial. It generated a more varied antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the second injection (at week 10) at the 2 tested doses. While there was no apparent dose-effect between the 2 tested doses, a higher variability of titers was observed at the low dose. A boosting effect was seen against pathological Tau and non-phosphorylated Tau species from the 2nd injection. For JACI-35.054, there was a lower extent of specific antibody response against pathological Tau species compared to non-phosphorylated Tau as observed with ACI-35.030. Both ACI-35.030 and JACI-35.054 showed good safety and tolerability profiles. The majority of adverse events (AEs) were of mild intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. The injection site reactions were one of the most frequently reported AEs in actively treated subjects. Serious adverse events (SAEs) mainly observed in subjects treated with ACI-35.030, did not appear to have any particular relationship to the dose. Consequently, ACI-35.030 (JNJ-64042056) that is selective for pathological phosphorylated Tau (pTau) is being advanced and will be assessed in subjects with preclinical (ie., pre-symptomatic) AD in a Phase 2b study in which the first patient will be dosed in H1 2024. The trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim analyses potentially allowing for acceleration towards a regulatory filing.
PI-2620	PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and LMI. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620's differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer's patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023.
ACI-12589	Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of MSA from other neurodegenerative disease and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data have been published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of Parkinson's disease (PD) and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15196 will be initiated in Q1 2024 with the regulatory submission planned in Q4 2024.

Our strategic vision
continued

PRODUCT CANDIDATE	DESCRIPTION
Morphomer Tau aggregation inhibitors	In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan Tauopathies. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau.
Semorinemab	Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. As announced on January 22, 2024, AC Immune will regain the global rights to semorinemab following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination will be effective in April 2024. Semorinemab has been studied in two Phase 2 studies: Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met; and Lauriet in mild-to-moderate AD. In Lauriet, a strongly positive and highly statistically significant effect was seen on ADAS-Cog11 (one of two co-primary endpoints) plus statistically significant effects on several key biomarkers, including total Tau and pTau217 in CSF and plasma. The second co-primary endpoint, ADCS-ADL and the secondary efficacy endpoints did not reach significance. Final open label extension results from the Lauriet trial will be reviewed when they become available and are received in full by AC Immune. The Company will then carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
Crenezumab	Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. As announced on January 22, 2024, AC Immune will regain the global rights to crenezumab following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination will be effective in April 2024. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower incidence of side effects known as ARIA (Amyloid-Related Imaging Abnormalities). The investigational medicine has demonstrated excellent safety (e.g. less than 1% of ARIA-E cases in the Phase 3 studies; Ostrowitzki et al., JAMA Neurology, 2022) and encouraging efficacy signals while undergoing extensive Phase 2 clinical testing. While the Colombian autosomal-dominant AD prevention trial was not sufficiently powered to show significant cognitive benefits, crenezumab was proven to be safe with numeric trends on the primary and vast majority of secondary and exploratory endpoints in its favor. The lessons from this study provided useful insights regarding the desired anti-amyloid immunotherapy profile and designs for prevention trials. AC Immune will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.

Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, such as Janssen, Lilly and LMI. This strategy allows us to leverage our partners' scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. Our collaboration agreements are summarized in the table opposite:

External validation and cash generation through external collaborations[1]

PRODUCT	DEVELOPMENT PHASE	TOTAL VALUE in millions	UPFRONT in millions	MILESTONES RECEIVED TO DATE in millions	ROYALTIES	PARTNERS
Biologics						
Crenezumab[2] (anti-Abeta antibody)	● ● ○	USD 65[3]	USD 25	USD 40		
Semorinemab[2] (anti-Tau antibody)	● ● ○	CHF 59[3]	CHF 17	CHF 42		
ACI-35.030 (anti-pTau active immunotherapy)	● ● ○[4]	CHF 500	CHF 26	CHF 20	Low-double digits to mid-teens	Janssen
Small Molecule						
Tau-PET[5] imaging agent	● ● ●[6]	EUR 160	EUR 0.5	EUR 7	Mid-single digits to low-teens	Life Molecular Imaging
Tau Morphomer small molecules	● ○ ○[7]	CHF 1,860	CHF 80 +USD 50[8]	CHF 40	Low-double digits to mid-teens	Eli Lilly
Total (CHF m)[9]		**~2,600**	**155.2[10]**	**147.4**		

Phase I   Phase II   Phase III
● ○ ○   ● ● ○   ● ● ●

1   Disclosure limited due to confidentiality agreements with collaboration partners
2   Licensed to Genentech (a member of the Roche Group) until April 19, 2024
3   Total payments received from partner until termination of agreement
4   Phase 2b
5   Positron emission tomography
6   In Alzheimer's disease
7   Phase 1 completed
8   Equity investment
9   Converted to CHF on date of receipt
10 Excludes convertible note agreement of USD 50 million

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products.

We will continue to seek to retain certain indications (e.g. NeuroOrphan) and/or geographies, such that we could begin to grow our own marketing capabilities and develop AC Immune into a fully integrated pharmaceutical company.

Our strategic vision
continued

The benefits of our clinically-validated, proprietary technology platforms

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our chemical platform. These platforms generate biologics (active immunotherapies and antibodies) and small molecules, respectively, which are designed to selectively interact with the misfolded proteins that are common in a broad range of neurodegenerative diseases. These clinically-validated platforms form the basis of our ongoing pipeline development and the value-driving strategic partnerships we have established to date.

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes, which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and prevents the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only inhibit aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

SupraAntigen and Morphomer platforms: an integrated approach to CNS-specific therapies


SupraAntigen
Morphomer
Active immunotherapy
Conformation- and target-specific efficacious vaccines
Sustainable and boostable robust response
Safe and T-cell independent
Diagnostics
Unique PET ligands (Tau, a-syn[5] and TDP-43[6])
Sensitive biofluid tests for new targets (a-syn and TDP-43)
Targeted antibodies
Highly specific (low nM[1] to pM[2]) monoclonal antibodies
Intra- and extrabodies for potential CNS[3] delivery
Small molecules
Excellent BBB[4] passage
Intracellular mechanism of action
Highly selective for pathological forms of target proteins

1 Nanomolar
2 Picomolar
3 Central nervous system
4 Blood-brain barrier
5 alpha-synuclein
6 TAR DNA-binding protein 43

The SupraAntigen platform was first developed by AC Immune's scientific co-founders to overcome a challenge common to neurodegenerative diseases: the lack of immunogenicity of disease-causing self-proteins. The SupraAntigen platform uses liposomes (small spherical vesicles formed by a lipid bilayer) to present specific antigens designed to evoke an immune response. SupraAntigen is used to generate conformation-specific antibodies for immunotherapy in neurodegenerative diseases. The overarching idea behind the platform is that antibodies, which are large in size, are well-suited to target extracellular proteins, interrupt spreading of pathological proteins, and break up and clear aggregates of misfolded proteins through phagocytosis.

AC Immune has acquired advanced mastery of the design and manipulation of liposomes to develop either passive or active immunization techniques to generate antibodies targeting neurodegenerative diseases. When pursuing active immunization approaches, we use liposomes carrying a specific antigen as an active immunotherapy.

After treatment with an active immunotherapy, antibodies that specifically target the pathological forms of the target proteins are produced naturally by the host with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly identify disease-causing misfolded proteins.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune's extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 16,000 compounds that display these favorable characteristics, making this library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.

Shifting the current treatment paradigm for neurodegenerative diseases

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. Unfortunately, these processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Earlier intervention or prevention of the disease could have a major impact, but it requires accurate disease detection prior to developing symptoms. Due to recent advancement in biomarker research, people at risk of developing AD can be diagnosed 10 to 20 years before symptoms occur. This is opening a completely new market segment for the prevention of NDD in which active immunization will play a key role. This early, and potentially preventative, Precision Medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

Given the inherent advantages of active immunotherapies compared to monoclonal antibodies, we believe that our programs could have a profound global social and economic impact as a new class of therapy for neurogenerative diseases in various settings.

Active immunotherapies as a new class of treatment for neurodegenerative diseases


Treatment
Multiple epitope targeting
Long-lasting immune response
Steady titers
Favorable safety and tolerability
Convenient, annual dosing
Prevention
Active immunotherapy is the best strategy to preserve function and quality of life
Cost-effective and global application
Maintenance
Use as maintenance therapy after monoclonal anti-Abeta antibodies
Convenient, annual dosing to maintain low plaque levels

Goal: Global active immunotherapies for neurogenerative diseases

Our strategic vision
continued

With regard to treatment, active immunotherapies have potentially improved safety and efficacy profiles. By stimulating the patient's own immune system to produce antibodies, we believe safety and tolerability would be enhanced by avoiding the need to introduce repeated large doses of externally manufactured antibodies. Additionally, due to their ability to target multiple epitopes with a long-lasting and consistent immune response, the polyclonal antibody response generated by an active immunotherapy could potentially address multiple pathological species of the targeted protein.

Active immunotherapies are also much simpler to administer. They are amenable to convenient annual or biannual dosing whereas monoclonal antibodies require frequent intravenous infusions (up to twice per month). These dosing regimens position active immunotherapies as an obvious solution for a maintenance therapy for patients who have previously achieved plaque clearance with antibodies. This approach will reduce the burden for infusion centers and enhance access to a broader patient population.

In addition to these advantages, active immunotherapies allow for more simplified distribution logistics and cost-effectiveness. These factors are crucial to enable their global application as preventative therapies. Given the irreversible nature of neuronal damage, earlier intervention, even before symptoms become visible, promises to be the best strategy to preserve patient function and quality of life.





ESG
REPORT

Alzheimer's disease and underserved communities

At AC Immune, our goal is to make a difference in the lives of patients, their families, and caregivers. We actively engage with patient groups and advocates to understand the needs of those living with these conditions.

We are committed to developing new products to diagnose, treat, and ultimately, prevent neurogenerative diseases, one of the largest unmet needs in healthcare. Our Precision Medicine approach will enable us to deliver the best combination of treatments and preventive strategies tailored to each patient's diagnostic profile.

One of the major challenges of neurodegenerative diseases is that they progress silently, for years, before symptoms appear. By the time symptomatic patients are diagnosed and treated, much of the damage has already been done. The recent clinical successes of Abeta-targeting therapies bring real hope to patients and families and demonstrate the potential value of effective products. We have learned how to slow the disease – now we need to find ways to prevent Alzheimer's from developing.

We believe active immunotherapy is the only realistic way to implement dementia prevention. Thanks to their unique advantages outlined above, they are ideally suited for chronic treatment and prevention, and we are encouraged to see peers increasingly joining the field.

Our investigational active immunization therapies could potentially delay or even prevent the onset of dementia symptoms. We believe that by the end of this decade, the first active immunotherapies targeting toxic forms of Abeta, Tau or a-syn will reach the market.

The earlier the intervention, the greater the impact on a patient's life

A treatment that could delay the onset of Alzheimer's by five years would reduce the number of patients by almost half and generate savings for patients, their families and healthcare systems. This would transform the future by allowing more people to remain active and independent as they age. Therefore, we believe that prevention is likely the best strategy to preserve patient function and quality of life which would also significantly reduce the huge burden on society.

To achieve this goal, we are combining our Precision Medicine approach and our knowhow in the development of active immunotherapies to deliver Precision Prevention.

Our active immunotherapies targeting the hallmark proteins driving neurodegenerative diseases are designed to stimulate a patient's immune system to produce a long-lasting antibody response ideally suited to prevent the build up of pathological proteins and to prevent neurodegeneration.

When looking at the numbers, it becomes clear that to address and hopefully prevent this devastating disease, current disease-modifying therapies will not suffice.

Providing broad access to monoclonal antibodies for the estimated global population of over 90 million living with Alzheimer's disease, already proves to be an enormous challenge for healthcare systems, pharmaceutical companies and patients. The need to monitor for potential side effects and the regular treatment visits, every two to four weeks, preclude the use of this modality in remote areas or in a prevention setting before symptoms have appeared. The population at risk of developing the disease, living with preclinical AD is even bigger, and estimated at 300 million. Taken together, 400 million people would benefit from a preventive therapy, and we believe only active immunotherapies offer the convenience and safety that would allow their global application.

In our effort to deliver a realistic solution, our goal is to ensure global access and to include underserved populations and communities which carry an elevated risk of developing AD or who require more cost-effective, convenient and safer solutions.

Delaying the onset of AD by 5 years, would cut AD patient growth by almost 50%

Number of Americans (age ≥65) living with AD (in millions)

Savings on costs of care (2025-2050)



→ USD **87bn out-of-pocket**

→ USD **141bn Medicare**

→ USD **357bn total**

(adapted from: Alzheimer's Association, Changing the Trajectory of Alzheimer's disease, 2015)

Active immunotherapy is potentially the only realistic option for global prevention



>1tn
global annual cost of treating dementia (USD)

90m+
people with dementia globally

>300m
people with preclinical AD at risk of disease

>400m+
people addressable by active immunotherapy

Diagnostics enable earlier intervention

Active immunotherapy for treatment and prevention

Alzheimer's disease and underserved communities
continued

Leading the way to cost-effective and accessible solutions to prevent AD

Too few people know that Alzheimer's-like characteristics develop in almost all people living with Down syndrome over age 40. The reason for this excessive amyloid plaque formation relates to the extra copy of a gene encoding the amyloid precursor protein, found on chromosome 21, the triplication of which in Down syndrome leads to increased production of Abeta and hence accelerates its accumulation.

People living with Down syndrome together with their families are searching for therapies to help improve their quality of life and, as our first clinical study has shown, are willing to participate actively in the development of a solution. An effective active immunotherapy could have a major impact on the lives of people living with Down syndrome.

AC Immune is the only company in the world to include this population in our Alzheimer's trial and is working closely with families and experts in the Down syndrome community to make sure they will have access to a preventive therapy.

AC Immune and its collaborators are conducting this work in a vulnerable and underserved population to demonstrate the feasibility of such trials. Trials such as our ongoing ABATE study are further raising the profile of the unmet medical need for individuals with Down syndrome.

In the next few decades, the impact of Alzheimer's disease and other dementias is expected to increase, especially in lower and middle incomes countries (Nandi et al., 2022). Researchers projected the number of years lost to dementias for different age groups and countries based on historical data and population projections and found that low- and middle-income countries (LMICs) would bear a significant portion (65%) of this burden in 2050, compared to only 18% in 2019. To avoid the large inequalities and an unsustainable impact of neurodegenerative diseases in LMICs, we have to keep in mind that our goal has to be an accessible and cost-effective solution that does not require extensive healthcare infrastructure or huge financial resources for their implementation.

Active immunotherapies not only enhance global accessibility through convenient and infrequent dosing but also optimize manufacturing, storage, and distribution. With the ability to maintain stability for 2-3 years at refrigerator or room temperature, active immunotherapy is turning into a game-changer for worldwide availability.

Taken together, we are developing the most promising modality that offers unprecedented cost-effectiveness to enable global application as preventive therapies to protect cognition and brain function and more effectively preserve quality of life.



Our approach and progress

We are working on novel approaches for diagnosis, treatment, and implementation that will converge to enable the shift towards precision medicine, integrated treatment and prevention.

Our diverse development pipeline actively focuses on key areas, which include targeted immunotherapy approaches for prevention, further slowing disease progression and employing novel targets such as NLRP3, TDP-43 and a-syn.

The start of a new treatment era in neurodegenerative diseases

 **Increase from 30% Slowing** (Tau, TDP-43, a-syn)

 **Novel Targets/Biomarkers** (NLRP3, TDP-43, a-syn)

 **Novel designs** Combination, Prevention



Personalized Medicine

Integrated Treatment

Prevention

2023 program highlights

AC Immune demonstrated steady clinical development progress throughout 2023, and we end the year in a very strong position. We now have three active immunotherapies in Phase 2 clinical testing, with key milestones for ACI-24.060 expected in 2024. Enrolment in our clinical trials, ABATE and VacSYn, is on track and our development partner has programmed the launch of a Phase 2b study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical Alzheimer's disease.

Our financial position was reinforced in December by a successful USD 50 million equity offering, which was supported by some of the world's preeminent specialist investors. The first of two payments from our partner relating to the commencement of the Phase 2b ReTain trial of ACI-35.030 further strengthened our cash position. A second milestone payment is expected in 2025 and will ensure that we have sufficient financing to support operations into 2026.

Initiated VacSYn
innovative Phase 2 study of anti-a-syn active immunotherapy in PD

Started IND-enabling studies
for mAb TDP-43 (ALS, FTD)

Expanded ABATE
into DS population and US clinical trial sites

Identified first anti-a-syn Morphomer
for preclinical development

Human capital

At AC Immune, we attract, inspire and motivate more than 155 outstanding individuals in teams to deliver our pioneering mission in the diagnosis, treatment and prevention of neurodegenerative diseases.

Diversity at AC Immune is our strength

Embracing diversity is a core part of our commitment and is visible throughout the organization. We believe that it is essential for fostering innovation, and creating a workplace where, from our workforce to our leadership, we make it happen.



28
nationalities represented in the Company

- Certified for gender equality between salaries of men and women for work of equal value
- 48% hold Ph.D. and 38% hold M.Sc. qualifications
- Employees stay with us for an average of 5 years
- Colleagues from 28 countries foster a global workplace where every worker feels valued, respected and empowered
- Women occupy 43% of our Board of Directors, 33% of our executive leadership (including our CEO and CSO) and are present throughout every level in the organization



156 employees
Women: 57%
Men: 43%

- Women
- Men



M.Sc.
38%
Ph. D.
48%

- M.Sc.
- Ph. D.



Women in Executive Leadership
33%

- Women
- Men



Women on Board of Directors
43%

- Women
- Men

Attracting, retaining and motivating our people

Using our 5 year strategic outlook, we develop our people plans with a focus on data-driven decisions that enable us to:

- Attract and retain the best people
- Provide a safe, interesting and flexible work environment
- Use digital tools to improve organization performance
- Reward results, behaviors and alignment with our values
- Develop and promote top scientific and industry leadership talent

At AC Immune, we are proud to offer a comprehensive and attractive total reward to all employees that transparently recognizes and connects their contribution to the long term success of our mission. Our approach includes:

- An attractive base salary and bonus potential
- An all-employee share plan
- A comprehensive retirement savings plan
- Extensive insured benefits (including accident injury, illness and pension-related insurances)
- Policies that support flexible working and vacation

Learning and development

Our values of team spirit and passion to win through the delivery of excellent results is the driving force that underpins our philosophy of performance management.

We've transitioned to a digital solution that integrates goal setting, performance reviews, personal development plans and targeted feedback with our core HR platform.

Formal performance reviews are reinforced with frequent and direct feedback, and informal goal discussions between people managers and their teams.

Our employees are further engaged with regular town halls, key opinion leader (KOL) sessions, informal events, and opportunities to participate in steering committees meetings and board interactions.

In addition to technical and behavioral training and competencies that all employees need to be successful, our executive management team are accountable for prioritizing leadership development programs, that include individual coaching, in-person learning, and multi-discipline learning opportunities for colleagues at all levels.

The Chief Executive Officer and Chief Human Resources Officer frequently review resource planning, leadership development, reward and succession planning with the Compensation, Nomination and Governance committee as well as with the Board of Directors.



Environmental

At AC Immune, we recognize the importance of environmental stewardship as an essential aspect of our business practice. Our stakeholders expect us to operate with a sense of responsibility that complements our fundamental mission. Thus, we have seamlessly integrated sustainability initiatives into our daily operations, ensuring that our commitment to the environment is a natural extension of our work and not an afterthought.

Sustainability at the EPFL Innovation Park

AC Immune remains a dedicated participant at the EPFL Innovation Park, where partnership in sustainable growth is a shared value.

At the heart of the EPFL Innovation Park, sustainability is not just a concept but a practice ingrained in every aspect of our infrastructure and activities. The EPFL Innovation Park is a beacon of sustainability, where eco-friendly practices are embedded into the fabric of daily operations. Strong sustainability processes are visible in effective waste management strategies, which include ambitious recycling targets of 70%, and in the promotion of sustainable mobility solutions, such as the extended bus service to the EPFL Innovation Park in September 2023, aimed at reducing reliance on personal vehicles.

AC Immune's own energy consumption metrics reflect a deep-seated commitment to this sustainable vision. We achieved an 11.2% reduction in our electricity usage from 2022 to 2023, a testament to our targeted environmental strategies. This includes the elimination of outdated chest freezers (-150°C) and the installation of advanced-generation freezers (-80°C) that operate at 50% greater energy efficiency.

Our team's unwavering adherence to the sustainability guidelines has been pivotal in reaching these energy-saving accomplishments.

As signatories to the EPFL Innovation Park Sustainability Charter, we share and actively uphold a commitment to sustainability that resonates through every level of our operations.

Swiss Triple Impact

As a member of B Lab Switzerland's Swiss Triple Impact (STI) program, AC Immune is at the vanguard of driving the Swiss business ecosystem towards a robust and resilient economy. The STI program is instrumental in guiding Swiss enterprises, including those at EPFL Innovation Park, to quantify their contributions towards the Sustainable Development Goals (SDGs). It provides a structured platform for companies to pinpoint critical areas needing enhancement while simultaneously unlocking novel business prospects and encouraging innovation that generates a positive impact.

Committed to this transformative program, we, among over 3,000 diverse companies, actively track and align with the SDGs. We regularly participate in workshops hosted at EPFL Innovation Park, which are tailored to catalyze the companies within the EPFL Innovation Park towards sustainable excellence. In 2023, our Chief Administrative Officer played an integral role in these workshops, facilitating our continued alignment with the goals and principles of the STI program and reinforcing our dedication to sustainable development.

Commuting and flexible working

At AC Immune, we recognize that the manner in which our employees commute is intrinsically linked to flexible working arrangements. Both aspects play a significant role in shaping not only environmental outcomes but also in enhancing employee wellbeing. By offering adaptable working hours and the option to work from home, we actively contribute to diminishing traffic congestion during peak hours and lowering emissions. These measures also empower our staff to make eco-friendly transportation choices that align with their lifestyles.

Our commitment to promoting sustainable commuting is further reinforced through our mobility policy. This includes providing up to a 30% annual subsidy for public transport fares and offering incentives to encourage alternative green commuting methods, such as cycling.

We are proud to report that a substantial 62% of our workforce commutes on foot, by public transport, or by bicycle. This majority reflects our collective contribution to reducing CO_2 emissions and emphasizes our proactive stance in supporting the sustainability efforts within our organization.

Laboratory safety and maintenance

At AC Immune, the safety and well-being of our employees within our laboratory environments are of paramount importance. We are dedicated to maintaining the highest standards of laboratory safety and upkeep, recognizing these as critical components of our operational excellence. Our comprehensive safety initiatives include:

- Proper training and education on handling of hazardous materials and waste
- Regular inspection and maintenance of equipment
- Providing personal protective equipment
- Regularly conducting safety drills and exercises for emergency situations; and
- Establishment of emergency response plans

These proactive measures collectively contribute to a secure and controlled laboratory environment. This commitment to safety is reflected in our performance metrics, with no serious reported incident occurring in our laboratories in 2023. This record serves as a testament to our rigorous safety protocols and our continuous efforts to foster a safe workplace while also minimizing environmental risks associated with laboratory operations.

Governance and cybersecurity

AC Immune's Commitment to Ethics and Integrity refers to our adherence to a set of moral principles and values that guide the Company's actions. This commitment involves being honest, transparent and accountable in all actions and decisions, and striving to do what is right and fair, even in difficult or challenging situations. This is essential for building trust and credibility and is an important aspect of responsible and sustainable business practices.

AC Immune's Code of Business Conduct and Ethics outlines our foundational values to operate ethically, with integrity and with a focus on transparency. These values minimize our risk for patient, regulatory or financial repercussions. Through the implementation of a strong governance framework, we are able to build trust, ensure compliance with regulatory standards continue our operations. We also have a Board of Directors charter to commit to the highest standards of ethics and integrity.

Corporate Governance

Our Board of Directors has adopted organizational rules, as well as charters for our Audit and Finance Committee and Compensation, Nomination and Corporate Governance Committee. In addition to these governance documents, the Company has also implemented Insider Trading and Related Person Transaction policies.

Our guidelines provide the governance framework for our Board's practices and ensure compliance with Swiss, Nasdaq and SEC requirements, including:
1) The Board's primary responsibility to provide executive management to oversight in an effort to best serve the Company and its relevant stakeholders;
2) Maintenance of a majority-independent Board
3) Attendance at regular Board and committee meetings, as well as independent directors meetings
4) Completion of self-evaluation to ensure that Board resources are properly aligned with Company needs

Transparency

AC Immune maintains a whistleblower hotline and encourages all employees, officers and directors to report any concerns promptly. We will thoroughly investigate any reports of violations made in good faith. All employees, officers and directors are required to cooperate in any internal investigations of misconduct and unethical behavior. We will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith and will investigate until an issue is resolved.

Quality Assurance

AC Immune is committed to performing the highest quality scientific research and development. Through these efforts, we strive to develop medicines that will impact our patients' lives without compromising on quality and safety. As sponsor of clinical trials, we prioritize our patients' safety and welfare over all other business priorities.

Due to our commitment to quality, we have taken a proactive approach to integrating a Quality Management System (QMS) which ensures that adequate quality standards are implemented throughout the product lifecycle. This promotes compliance, facilitates acceptance by the Health Authorities and addresses customers' needs (e.g. Medical doctors, subjects included in the clinical trials, partners). Our QMS also enables innovation and continuous improvement while ensuring collaboration amongst preclinical, clinical, pharmaceutical development and manufacturing activities.

Our quality compliance requirements have increased as we have expanded our pipeline and advanced certain programs into mid-stage clinical development. For example, in 2023, we expanded our novel ABATE study to test our anti-Abeta active immunotherapy, ACI-24.060. Our SVP Regulatory Affairs and Quality Assurance (QA) is responsible for managing these requirements.

Our QA team is committed to the safety of our patients and ensuring compliance with all relevant GxP practices. These include: (i) the sponsorship of clinical trials which are designed and conducted in accordance with all laws and regulations, (ii) development of adequate monitoring and review systems and (iii) establishment of an independent Data and Safety Monitoring Board.

We also monitor performance and compliance with QA objectives throughout the year via cross-functional meetings with senior leadership. In these meetings, we track progress and develop remediation actions for any non-compliant areas. We report our quality performance monthly to our CEO. Finally, we also have mandatory reviews and training relevant for each person upon hire and throughout their tenure with the Company.

Cybersecurity

The SEC's 2023 final ruling to enhance disclosures regarding cybersecurity protocols illustrates the increased importance of data protection from cyberattacks for stakeholders. AC Immune is aware that a plethora of cyber threats abound and has proactively enhanced its cybersecurity framework.

Response

To more effectively protect against, detect and respond to cybersecurity threats, the Company maintains a cybersecurity risk management program, which is supervised by our SVP Information Systems and Artificial Intelligence, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Company's SVP Information Systems and Artificial Intelligence and his team possess expertise with cybersecurity, as demonstrated by prior work experience. The Company has designed its cybersecurity program based on the COBIT 2019 framework (and other certain industry standards) with the aim of protecting our networks, applications and systems and the confidentiality of sensitive information maintained as part of our business operations as well as securing our resources against cybersecurity threats. A breach, compromise or other security incident involving such information and resources could have a material impact on the Company's operations.

The goal of our cybersecurity program is to design, implement and maintain effective operational risk techniques and strategies, protect intellectual property and other proprietary and sensitive information, including personal information, minimize operational and fraud losses, and enhance our overall performance. As part of our cybersecurity program, we utilize security monitoring capabilities that alert us of suspicious activity, supported by an incident response program that is designed to support our ability to restore critical business operations in a controlled and step-wise manner. The Company also has procedures for evaluating the privacy, data protection and information security practices of our third-party service providers that provide us with IT services or that otherwise have access to our systems or our confidential or sensitive data. Additionally, we continually evaluate our internal systems, processes and controls to identify potential vulnerabilities and mitigate potential loss from cyber-attacks.

Governance

Our Board of Directors has overall oversight responsibility for our overall enterprise risk management, including cybersecurity risks and threats, and the SVP Information Systems and Artificial Intelligence reports to the Board of Directors at least annually on such cybersecurity risks or threats as well as current trends and developments within the cybersecurity landscape.



CORPORATE
GOVERNANCE

Board of Directors



DOUGLAS E. WILLIAMS, PH.D.

Chair of the Board: Since 2019
Member of the Compensation, Nomination and Corporate Governance Committee: Since 2018
Member of Audit and Finance Committee: Since 2024

Douglas Williams is currently the President of Research and Development at Sana Biotechnology. He was previously CEO of Codiak BioSciences, prior to which he was Biogen's Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for $985 million by Bristol Myers Squibb during Dr. Williams' tenure.



MONIKA BÜTLER, PH.D.

Member and Vice Chair of the Board: Since 2021 and since 2023
Chair of the Audit and Finance Committee: Since 2021
Chair of the Compensation, Nomination and Corporate Governance Committee: Since 2023

Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid 19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of both Schindler Holding AG and Swiss Life Holding AG, and a member of the Board of Directors and of the compensation and nomination committee of Huber & Suhner AG. Dr. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.



ANDREA PFEIFER, PH.D.

Member of the Board: Since 2016

Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. Before founding the Company, she was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business.



CARL JUNE, M.D.

Member of the Board: Since 2020

Carl June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells. This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has opened a new era of innovative treatments and personalized medicine for cancer patients.



WERNER LANTHALER, PH.D.

Member of the Board: Since 2018
Member of the Audit and Finance Committee: From 2018 to 2024

Werner Lanthaler is the managing director of W.Lan Holding GmbH, an advisory and investment firm. Up to January 2024, he was the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Dr. Lanthaler focused the company on collaborating with biotech and pharma companies and academia, supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of that company's major milestones.



MONICA SHAW, M.D.

Member of the Board: Since 2021
Member of the Audit and Finance Committee: Since 2023

Monica Shaw is a pharmaceutical industry expert who has held senior leadership positions and was involved in advancing more than 15 therapeutic products from first-in-man studies through regulatory approvals and commercialization across multiple geographies. She also played key business development roles in company acquisition and integration and co-development partnerships. Through her work, Dr. Shaw gained extensive specialty experience in the fields of dermatology, immuno-inflammation, HIV, neurology and oncology.



ROY E. TWYMAN, M.D.

Member of the Board: Since 2019
Member of the Compensation, Nomination and Corporate Governance Committee: Since 2021

Roy Twyman is a Neurologist and is founder and current CEO of Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, Dr. Twyman was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer's Disease Area.

Director Independence	Gender Diversity	Average Tenure	Average Age of Directors
86% Independent	**43%** Female	**4** Years	**61** Average Age

Executive Management



ANDREA PFEIFER, PH.D.

Chief Executive Officer: Since 2003

Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. Before founding the Company, she was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business.



PIERGIORGIO DONATI

Chief Technical Operations Officer: Since 2019

Piergiorgio Donati joined AC Immune in June 2018 as Director, Global Program Management, having previously worked for AC Immune from 2011 to 2015 as Head of Manufacturing and Project Management. Between 2015 and 2018, Mr. Donati was Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA. Prior to 2011, he held R&D positions at Abiogen, Merck Group and Serono.



HOWARD DONOVAN

Chief Human Resources Officer: Since 2022

Howard Donovan joined AC Immune in 2022 and is an internationally experienced, commercially focused leader who has competencies in all aspects of employee services, well-being, benefit design, international mobility, talent management, operations and HR business partnering. He has been at the World Economic Forum since 2015, where he led People Services and was responsible for global reward, employee experience, people insights, strategic sourcing, new office launches, and business partnering with the Board of Directors across its locations in Switzerland, United States, China, Japan and India.



JEAN-FABIEN MONIN

Chief Administrative Officer: Since 2015

Jean-Fabien Monin was nominated Chief Administrative Officer in July 2015 following his role as our Chief Financial Officer from March 2009 to July 2015. Prior to AC Immune, he held several positions during his tenure of 14 years at bioMérieux, a leading international in vitro diagnostics group, culminating in his nomination as Chief Financial Officer. His last position was CFO of bioMérieux Central Europe based in Vienna, Austria from December 2006 to March 2009.



CHRISTOPHER ROBERTS

Chief Financial Officer: Since January 1, 2024
Vice President, Finance and Interim Chief Financial Officer: From 2022 to December 31, 2023

Christopher Roberts joined AC Immune in 2019 serving in various roles within the Company's finance leadership team prior to his promotion in 2022. Previously, Mr. Roberts worked as a Senior Manager for Ernst & Young for more than 10 years and supported the AC Immune IPO. During that time, he served high-growth life science companies in Switzerland, the San Francisco Bay Area, and the UK, focusing on initial and follow-on offerings, SEC reporting, and SOX 404 implementation projects. Mr. Roberts is a Trustee and Treasurer of Msizi Africa, a charity dedicated to sustainably improving the lives of children in Lesotho.



NUNO MENDONÇA, M.D.

Chief Medical Officer: Since 2023

Prior to joining AC Immune, Nuno Mendonça was the Senior Vice-President, Chief Medical Officer of Bial (Portugal) where he led early and late-stage development programs across neuroscience and Orphan diseases. He has further managed medical affairs and clinical operations in North America and Europe including increasingly senior roles in Neuroscience with AbbVie in Germany and then in the USA where he was responsible for overall Tau antibody development in Alzheimer's and Progressive Supranuclear Palsy followed by leading the late-stage clinical development of Zolgensma for spinal muscular atrophy in the EMEA with Novartis Gene Therapies.



MADIHA DEROUAZI, PH.D.

Chief Scientific Officer: Since January 1, 2024

Madiha Derouazi joined AC Immune SA in January 2024 as Chief Scientific Officer from Speransa Therapeutics where she had been CEO since inception in 2021, leading development of a novel platform of prophylactic vaccines. Previously, she founded AMAL Therapeutics in 2012, an immuno-oncology company developing a new generation of therapeutic cancer vaccines, and served as CEO and CSO of the company until 2022. Dr. Derouazi led AMAL's acquisition by Boehringer Ingelheim for EUR 425 million in 2019.



MARIE KOSCO-VILBOIS, PH.D.

Chief Scientific Officer: From 2019 to December 31, 2023
Scientific Advisor: From January 1, 2024

A U.S. citizen, Marie Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva, and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a biological for an orphan indication.

Directors and Executive Management Compensation Report

This compensation report of AC Immune SA (the "Company") has been prepared in accordance with art. 734 et seqq of the Swiss Code of Obligations ("CO").

1. Mandates outside AC Immune SA

According to article 37 and 38 of the Articles of Association (https://ir.acimmune.com/governance), limitations apply to mandates outside AC Immune SA for Board Members and Executive Management members. The following external mandates are subject to these limitations and are therefore presented in the Compensation Report.

Board Members

Andrea Pfeifer, Ph.D.

Symrise AG[1]
Member of the Supervisory Board

AB2 Bio AG
Chair of the Board of Directors

E.M.S. Electro Medical Systems S.A.
Member of the Board of Directors

BioMedInvest AG II (in Liquidation)
Member of the Board of Directors

Monika Bütler, Ph.D.

Swiss Life Holding Ltd[1]
Member of the Board of Directors
Member of the Audit Committee

Schindler Holding AG[1]
Member of the Board of Directors
Member of the Audit Committee
Member of the Compensation Committee

Huber+Suhner Ltd[1]
Member of the Board of Directors
Chair of the Nomination and Compensation Committee

Gebert Rüf Foundation
Vice Chair

Max Schmidheiny Foundation
Member of the Board of Trustees

Swiss Management Association
Member of the Executive Board

Douglas Williams, Ph.D.

Sana Biotechnology, Inc.[1]
Head of Research and Development

Stablix, Inc.
Member of the Board of Directors

Roy Twyman, M.D.

Amron Neuroscience, LLC
CEO and Founder

NeuroVision Imaging, Inc.
Member of the Board of Directors

Werner Lanthaler, Ph.D.

Evotec AG[1]
Chief Executive Officer[2]

W.Lan Holding GmbH
Managing Director[3]

Soravia AG
Member of the Board of Directors

Other Board Members
—

Executive Committee Members

Christopher Roberts

Msizi Africa
Trustee and Treasurer

Other Executive Management Members
—

1   Listed company
2   Up to January 2024
3   From January 2024

2. Compensation of the Board of Directors

a. Board Composition in 2023 and 2022

Name	Appointment	Board Role	Audit and Finance Committee (AFC)	Compensation, Nomination and Governance Committee (CNC)
Douglas Williams, Ph.D.	2018	Chairman		Member[1]
Thomas Graney[2]	2016	Director	Member	Member
Andrea Pfeifer, Ph.D.	2016	Director – CEO		
Werner Lanthaler, Ph.D.	2018	Director	Member	
Roy Twyman, M.D.	2019	Director		Member
Carl June, M.D.	2020	Director		
Alan Colowick, M.D.[2]	2021	Director		
Monika Bütler, Ph.D.	2021	Vice Chair[3]	Chair	Chair[3]
Monica Shaw, M.D.	2021	Director	Member[3]	

1   Previously chair of the CNC until June 23, 2023
2   Until June 23, 2023. Did not stand for re-election at AC Immune's 20th AGM
3   Appointed from June 23, 2023

Our Board of Directors is composed of six directors, as well as our Chief Executive Officer (CEO). Each director is elected for a renewable one-year term. The current members of our Board of Directors were appointed at the shareholders' meeting held on June 23, 2023 to serve until the 2024 shareholders' meeting planned for June 2024.

Pursuant to the NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding the nominations committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of, or amendments to, equity-based compensation plans for employees. Swiss law does not require that a majority of our Board of Directors consists of independent directors. Considering all applicable committee independence standards, Douglas Williams, Werner Lanthaler, Roy Twyman, Carl June, Monika Bütler and Monica Shaw are "independent directors". Alan Colowick and Thomas Graney were deemed "independent" during their tenures as members of our Board of Directors. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the director's independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

b. Compensation Structure

Board members are paid a fixed fee that depends on the function exercised. Board fees are determined in alignment with market practice. In addition to the fixed fee, board members are awarded equity instruments under the Company's equity incentive plans as described within the section "Equity Incentive Plans" of this report. Since July 2022, annual fixed fees, excluding social security contributions are paid semi-annually, in Swiss Francs (CHF) as follows:

	From July 2022 CHF '000		From July 2023 CHF '000	
	Chair	Member	Chair	Member
Board of Directors	87	54[1]	76	54[2]
Compensation, Nomination and Governance Committee	15	10	15	10
Audit and Finance Committee	15	10	15	10

1   Note that Andrea Pfeifer, PhD, Board member and CEO, is not remunerated for her Board participation (see also the overview on Board compensation below)
2   From July 2023, the role of Vice Chair was reintroduced to take on responsibilities delegated by the Chair, and to deputize for the Chair during any absence. Vice Chair's additional responsibilities are differentiated from Board member fees with an annual board fee of CHF 65k.

Directors and Executive Management Compensation Report
continued

2. Compensation of the Board of Directors continued

c. 2023 and 2022 Board Compensation
In 2023 and 2022, the total compensation of the members of the Board of Directors consisted of board fees, social security contributions and compensation paid in the form of equity instruments as detailed below:

2023

Name	Gross Cash Compensation CHF '000	FMV of Equity instruments granted[1,2] CHF '000	Total Annual Compensation[3] CHF '000
Douglas Williams, Ph.D.	99	80	179
Thomas Graney[4]	37	—	37
Andrea Pfeifer, Ph.D.[5]	—	—	—
Werner Lanthaler, Ph.D.	68	70	138
Roy Twyman, M.D.	64	70	134
Carl June, M.D.	54	70	124
Alan Colowick, M.D.[4]	27	—	27
Monika Bütler, Ph.D.	88	75	163
Monica Shaw, M.D.	63	70	133
Total 2023	**500**	**435**	**935**

2022

Name	Gross Cash Compensation CHF '000	FMV of Equity instruments granted[1,2] CHF '000	Total Annual Compensation[3] CHF '000
Douglas Williams, Ph.D.	109	85	194
Thomas Graney	72	70	142
Andrea Pfeifer, Ph.D.[5]	—	—	—
Werner Lanthaler, Ph.D.	66	70	136
Roy Twyman, M.D.	64	70	134
Carl June, M.D.	54	70	124
Alan Colowick, M.D.	54	70	124
Monika Bütler, Ph.D.	72	136	208
Monica Shaw, M.D.	58	136	194
Total 2022	**549**	**707**	**1,256**

1 Since July 2022, a mixture of Stock Options and Restricted Share Units (RSUs), further described in section 4 below, are granted. The fair value of RSUs are determined using a reasonable estimate of the market value of common shares on the award date. Stock options grants are valued using the Black-Scholes model and their exercise price is set using the market price at the grant date
2 Fair market value (FMV) excludes Swiss social security contributions which become due when a beneficiary exercises or settles their equity award
3 AC Immune also paid contributions to the social security system, which amounted to CHF 27 thousand and CHF 28 thousand in 2023 and 2022, respectively
4 Board member until June 23, 2023. Did not stand for re-election at AC Immune's 20th AGM
5 Unremunerated for board participation; compensation is included in section 3c below

d. Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors
For the years ending December 31, 2023 and 2022, the Company granted no loans to members or former members of the Board of Directors. Additionally, as of December 31, 2023 and 2022, no such loans or credit payments existed to present or former members of the Board of Directors, or to related parties of present or former members of the Board of Directors.

For the years ending December 31, 2023 and 2022, no disclosable compensation was paid to related parties or former members of the Board of Directors.

3. Compensation for Members of Executive Management

a. Executive Management Composition
The Executive Management during 2023 and 2022 was comprised of:

Name	Function	Appointment
Andrea Pfeifer, Ph.D.	Chief Executive Officer	2003
Jean-Fabien Monin	Chief Administrative Officer	2009
Joerg Hornstein[1]	Chief Financial Officer	2017
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	2019
Piergiorgio Donati	Chief Technical Operations Officer	2019
Johannes Streffer, M.D.[2]	Chief Medical Officer	2021
Nuno Mendonça, M.D[3]	Chief Medical Officer	2023
Howard Donovan[4]	Chief Human Resources Officer	2022
Christopher Roberts[5,6]	Vice President Finance, Interim Chief Financial Officer	2022

1 Until departure July 31, 2022
2 Until departure September 30,2023
3 Appointed on October 1, 2023
4 Appointed on July 1, 2022
5 With effect August 1, 2022
6 Appointed as Chief Financial Officer with effect January 1, 2024

b. Executive Compensation Principles
Each member of the Executive Management member receives remuneration consisting of a base salary, car allowance, short-term incentive plan, social security benefits, and an equity incentive plan. These compensation principles are more fully described in the Compensation Philosophy, Principles and Governance section of this report.

c. 2023 and 2022 Executive Compensation
The total compensation of the Executive Management, including the CEO and the highest individual compensation of the members of the Executive Management for the years ending December 31, 2023 and 2022, respectively, are outlined below:

2023

Name	Cash Compensation CHF '000	Other Compensation CHF '000	Pension (employer) CHF '000	Cash Bonus CHF '000	Total[1] CHF '000	Equity FMV[2,3] CHF '000
Andrea Pfeifer, Ph.D.	578	28	126	468	1,200	1,450
Total Executive Management Compensation	2,603	80	446	1,104	4,233	3,054

2022

Name	Cash Compensation CHF '000	Other Compensation CHF '000	Pension (employer) CHF '000	Cash Bonus CHF '000	Total[1] CHF '000	Equity FMV[2,3,4] CHF '000
Andrea Pfeifer, Ph.D.	558	28	78	329	993	575
Total Executive Management Compensation	2,343	84	295	833	3,555	1,255

1 AC Immune also paid the company-related portion of social security contributions for members and former members of the Executive Management in line with applicable laws where the executives are employed. This was an aggregate amount of CHF 332 thousand in 2023 and CHF 349 thousand in 2022, which includes the employer cost of accident and loss of salary through illness insurance. Additional employer social charges, related to the exercise of options were for an amount of CHF 14 thousand and nil in the aggregate for Executive Management in 2023 and 2022, respectively
2 A mixture of Stock Options and RSUs were granted in 2023 and 2022. These awards are further described in section 4 below. Stock Options awarded in 2022 will fully vest from 2022 to 2025. Stock Options and RSUs awarded in 2023 will fully vest from 2023 to 2026. We estimate the fair value of RSUs using a reasonable estimate of the market value of the common shares on the date the award is granted. Stock option grants are valued using the Black-Scholes pricing model
3 Fair market value (FMV) excludes Swiss social security contributions which become due when an equity instrument is exercised or settled
4 Equity granted in June 2022 was for a transition period of six months from July 1, 2022 to December 31, 2022. This period aligned the compensation architecture to a calendar year basis, commencing in January 2023

Directors and Executive Management Compensation Report
continued

3. Compensation for Members of Executive Management continued

d. Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

For the years ending December 31, 2023 and 2022, the Company neither promised, nor provided loans, severance payments or other compensation to members or former members of Executive Management. Additionally, as of December 31, 2023 and 2022, no loans nor credit payments existed to present or former members of the Executive Management, or to related parties of present or former members of the Executive Management.

For the years ending December 31, 2023 and 2022, no compensation was paid to related parties of present or former members of the Executive Management.

4. Equity Incentive Plans of the Board of Directors and the Executive Management

Board of Directors and Executive Management Equity Incentive Plan Summary

The Members of the Board of Directors and Executive Management held the following equity instruments, as outlined in the following two tables, as of December 31, 2023 and 2022:

Investments held by members of the Board of Directors[1]
2023

Name	Function	Number of Shares	Number of Options – Vested[2]	Number of Options – Unvested[2,3]	Number of Restricted Share Units – Vested[4]	Number of Restricted Share Units – Unvested[4]
Douglas Williams, Ph.D.	Chair	15,000	86,980	42,478	23,929	18,079
Werner Lanthaler, Ph.D.	Director	102,128	70,533	37,168	21,056	15,819
Roy Twyman, M.D.	Director	25,000	88,715	37,168	9,150	15,819
Carl June, M.D.	Director	—	67,520	37,168	9,150	15,819
Monika Bütler, Ph.D.	Vice Chair	—	59,514	50,823	9,150	16,949
Monica Shaw, M.D.	Director	—	59,514	48,168	9,150	15,819
Total 2023		**142,128**	**432,776**	**252,973**	**81,585**	**98,304**

2022

Name	Function	Number of Shares	Number of Options – Vested[2]	Number of Options – Unvested[2,3]	Number of Restricted Share Units – Vested[4]	Number of Restricted Share Units – Unvested[4]
Douglas Williams, Ph.D.	Chair	—	58,803	28,177	12,818	11,111
Thomas Graney[5]	Director	4,023	47,329	23,204	11,828	9,150
Werner Lanthaler, Ph.D.	Director	—	47,329	23,204	11,906	9,150
Roy Twyman, M.D.	Director	—	65,511	23,204	—	9,150
Carl June, M.D.	Director	—	37,826	29,694	—	9,150
Alan Colowick, M.D.[5]	Director	—	20,511	31,553	—	9,150
Monika Bütler, Ph.D.	Director	—	25,310	45,204	—	9,150
Monica Shaw, M.D.	Director	—	25,310	45,204	—	9,150
Total 2022		**4,023**	**327,929**	**249,444**	**36,552**	**75,161**

1 Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management
2 Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of common shares of the Company, equivalent to the number of stock options exercised
3 Stock Options awarded in 2022 will fully vest from 2022 through 2025; stock options awarded in 2023 will fully vest in 2024
4 Each RSU granted entitles the Grantee to an equivalent number of common shares of the Company. RSUs awarded in 2022 fully vested in 2023, and RSUs awarded in 2023 will fully vest in 2024. The settlement and delivery of shares occurs upon payment of the nominal value of the vested RSU
5 Board member until June 23, 2023. Did not stand for re-election at AC Immune's 20th AGM

Investments held by members of the Executive Management
2023

Name	Function	Number of Shares	Number of vested Stock Options[1]	Number of unvested Stock Options	Number of vested Restricted Share Units[2]	Number of unvested Restricted Share Units
Andrea Pfeifer, Ph.D.[3]	Chief Executive Officer	2,146,071	894,038	683,096	131,435	267,741
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	88,616	228,425	215,305	—	93,474
Jean-Fabien Monin	Chief Administrative Officer	292,411	112,957	76,535	13,392	28,786
Piergiorgio Donati	Chief Technical Operations Officer	4,500	124,244	76,020	12,740	28,614
Nuno Mendonça, M.D.[4]	Chief Medical Officer	—	4,143	33,150	1,930	15,445
Howard Donovan	Chief Human Resources Officer	—	27,916	61,251	12,838	28,712
Christopher Roberts	Vice President Finance, Interim Chief Financial Officer	3,550	23,825	34,101	3,007	19,231
Total 2023		**2,535,148**	**1,415,548**	**1,179,458**	**175,342**	**482,003**

2022

Name	Function	Number of Shares	Number of vested Stock Options[1]	Number of unvested Stock Options	Number of vested Restricted Share Units[2]	Number of unvested Restricted Share Units
Andrea Pfeifer, Ph.D.[3]	Chief Executive Officer	2,303,420	533,404	399,286	29,662	62,636
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	64,365	106,420	148,421	—	27,778
Joerg Hornstein[5]	Chief Financial Officer	—	455,586	—	—	—
Jean-Fabien Monin	Chief Administrative Officer	292,411	69,730	51,762	2,297	7,500
Piergiorgio Donati	Chief Technical Operations Officer	4,500	79,307	54,290	1,601	8,007
Johannes Streffer, M.D.	Chief Medical Officer	181,212	48,079	121,798	5,446	27,234
Howard Donovan[6]	Chief Human Resources Officer	—	3,750	18,750	1,634	8,170
Christopher Roberts	Vice President Finance, Interim Chief Financial Officer	2,500	10,800	18,000	—	—
Total 2022		**2,848,408**	**1,307,076**	**812,307**	**40,640**	**141,325**

1 Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of common shares of the Company, equivalent to the number of stock options exercised, with the exercise price being the market price at the grant date
2 Each RSU entitles the Grantee to an equivalent number of common shares of the Company. The delivery of shares shall only occur upon payment of the Settlement Price of the RSU
3 A portion of the shares correspond to pre-IPO preferred shares that were acquired directly by the member through the Company's successive financial rounds (Series A, B, C and D), and were not granted as equity
4 Appointed October 1, 2023
5 Until departure on July 31, 2022
6 Appointed July 1, 2022

Compensation of Current and Former Members of the Board and Executive Management

In connection with RSUs settled and options exercised in 2023 and 2022 by current and former members of the Board and Executive Management, AC Immune paid social contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. Regarding former Board and Executive Management members, AC Immune was not required to pay any social security contributions. Regarding the current Board and Executive Management members, AC Immune paid a total of CHF 14 thousand and nil in 2023 and 2022, respectively.

Directors and Executive Management Compensation Report
continued

4. Equity Incentive Plans continued

Annex: Compensation Philosophy, Principles and Governance

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

AC Immune's compensation philosophy is intended to attract, motivate, and retain the best talent to achieve the Company's strategic goals and deliverables. We ensure an equitable and competitive total compensation package. The Board believes that through combining short and long-term incentives, we align the interests of the members of the Board and Executive Management with the interests of the Company and its shareholders. Incentive compensation elements are focused on rewarding outstanding and sustainable results, as well as the demonstration of exceptional leadership, and high-quality governance standards.

In 2023 and 2022, the Company engaged a highly credible remuneration expert advisory to analyse the compensation levels and structure for the members of the Board and Executive Management. The analysis included compensation data of comparable biopharmaceutical organizations, including companies based in Europe and the US. The Board concluded that compensation adjustments were required for AC Immune to remain a competitive employer of high-quality executive and board talent.

Method of Determining Compensation
The Role and Powers of the Compensation, Nomination and Governance Committee (CNC)

The CNC consists of three members, who are appointed at the Annual General Meeting. In the case of vacancies during the term of office, the Board of Director's may appoint substitutes from amongst its members. The committee enacts its own charter.

Compensation Guidelines:
The CNC recommends compensation guidelines for the members of the Board of Directors, the CEO, and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, which;

- ⊙ Is intended to attract, motivate, and retain talented people with the necessary competencies;
- ⊙ Is consistent with market conditions, and in the case of variable compensation, consistent with the Company's and individual's performance, and
- ⊙ Aligns the interests of the Board of Directors members and the Executive Management with the Company's interests. The CNC also periodically reviews the compensation policies for employees who are outside the Executive Management.

The CNC meets at least four times per year and informs the Board of Directors of its recommendations and decisions after each meeting.

Approval of Compensation by the Annual Shareholders' Meeting

Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Under the current system, approved by the shareholders on June 25, 2021 and effective from the annual shareholder meeting held on June 24, 2022, shareholders approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of:

- ⊙ The compensation of the Board of Directors for the period until the next Annual Shareholders' Meeting;
- ⊙ Compensation of the Executive Committee for the following financial year.

This annual Compensation Report will be subject to a non-binding, advisory vote at the upcoming AGM.

Art. 47 of the AoA contains transitional provisions and regulates the decisions that were taken in the 2022 Annual Shareholders' Meeting, including;

a) the non-performance-related compensation of the Executive Management for the 6-month transition period starting on July 1, 2022 through December 31, 2022.

b) the grant of options, shares or other equity instruments in the Company to Executive Management for the same 6-month transition period; and

c) the variable compensation for the Executive Management for the current year.

If the Annual Shareholders' Meeting withholds approval for a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next Annual Shareholders' Meeting for approval. The Company may, subject to the approval by the Annual Shareholders' Meeting, remunerate within the framework of the maximum total or partial remuneration.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the Annual Shareholders' Meeting for the maximum aggregate Directors remuneration. The CNC also requests Directors approval of individual compensation for members of the Board of Directors.

The compensation for members of the Board typically consists of:

a) Annual cash compensation

b) Annual equity grant

To avoid a short-term corporate goals or individual performance. Additionally, the Company pays any employer social security contributions due on these amounts.goal focus, Board members do not receive variable compensation and. Furthermore, they do not participate in the Company's pension plan. Additionally, the Company pays any employer social security contributions due on these amounts.

Compensation of the Executive Management

The CNC evaluates the annual performance of the CEO and Executive Management team members and submits the evaluation to the Board of Directors for review and approval, during an executive session without the CEO or Executive Management team members being present.

Subject to and within the bounds of the maximum compensation approved by the Annual Shareholders' Meeting, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and in consultation with the CEO, of the Executive Management, as well as the aggregate compensation for the CEO and the Executive Management team. The CNC also requests approval by the Board of Directors regarding the determination of the compensation related incentive targets for the Executive Management team and requests Board of Director approval of individual compensation packages to be paid to members of the Executive Management.

Elements of Compensation for 2023 and 2022
Base Salary

Base salaries are competitive to attract, motivate, and retain talented leaders with the necessary expertise, experience, and leadership profile. Base salary is based on the scope of the role and market assessment as well as the jobholder's experience and skills. Fixed compensation for Executive Management team members includes base salary, car allowance and payments to the pension fund by the Company. Base salaries are assessed annually by the CNC, considering individual performance and the external remuneration assessment.

Bonus Plan

The CNC proposes to the Board of Directors an incentive bonus plan providing variable remuneration of the members of the Executive Management based on the achievement of the Company's corporate goals, as well as individual contribution. The CNC reviews and approves any necessary bonus plan changes that are proposed by the CEO. The CNC reviews and approves any employment contracts, separation agreements, or other agreements that the Company plans to enter into with any present, future, or former members of Executive Management, ensuring that key terms of contracts are submitted for the approval of the Board of Directors and function within maximum compensation limits approved during the Annual Shareholders' Meeting.

Directors and Executive Management Compensation Report
continued

4. Equity Incentive Plans continued

The annual cash bonus for 2023 and 2022 was based on the achievement of Company and individual goals. The target bonus for 2023 and 2022 (i.e. cash bonus to be paid if 100% of corporate and individual objectives are met) is determined individually for each member of the Executive Management as a fixed amount, ranging from 20% to 69% of their base salary for 2023 and 2022 with a median 35% (2023). According to the external benchmarking, target bonuses for most members of executive management continue to be in the low range of the peer group. The 2023 and 2022 corporate goals included: (i) fulfilment of various R&D milestones for several preclinical and clinical programs; (ii) establishing business development and financing opportunities for specific preclinical and clinical programs.

The weightings of individual goals are defined for each executive management member and vary depending on the position. In principle, more senior leadership positions place a greater weighting on the achievement of company rather than individual goals. The Board determined that the actual target achievement of the 2023 and 2022 corporate goals was 104.2% and 90%, respectively.

Pension Plan and Social Charges
Pension Plan
The Company arranges for all employees, including its Executive Management team, to participate in a collective foundation. In addition to retirement benefits, the plan includes death or long-term disability benefits. Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee, and shared approximately 47% (47% in 2022) and 53% (53% in 2022) by employee and employer, respectively. This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The pension plan takes the legal form of a collective foundation and is governed by a trustee board, consisting of employer and employee representatives responsible for administering plan rules and defining the investment strategy.

Social Security Contributions
The Company pays old age and survivors' insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Swiss Federal law.

Equity Incentive Plans
Current Plan
The 2016 Option and Incentive Plan as amended and restated as of October 7, 2019 (the "2016 Plan") was established for the executive management, employees, non-employee directors and certain consultants of AC Immune SA. In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan to align certain elements with Swiss statutory requirements that had no financial impact for the Company in 2019. The 2016 Plan provides for various award types, including stock options, restricted share awards, RSUs, unrestricted share awards, and performance-based awards. Vesting and performance-based conditions vary by grant and are determined by the CNC ("the plan administrator"), or the Chief Executive Officer under specified delegation limitations granted by the Board of Directors. The "Exercise Price" of Option awards are determined at the time of grant by the plan administrator and are not less than 100% of the fair market value at the grant date. Awards have an "Option Term" that may not exceed 10 years. 2023 and 2022 awards that were granted to members of the Executive Management team and Board of Directors are disclosed in section 4 of this report. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

2016 Option and Incentive Plans
Directors and Executive Consideration
For the fiscal years ended December 31, 2023, and 2022, we granted our board members and executive management team, in the aggregate, options for the right to acquire 1,554,281 and 633,063 shares, respectively at an exercise price ranging from USD 2.03 to USD 3.11 per share in 2023, and from USD 2.76 to USD 3.15 per share in 2022. In 2023, we also granted RSUs for the right to 736,435 shares, with a market price of USD 1.98 (CHF 1.77) to USD 2.95 (CHF 2.66), and in 2022 we granted RSUs for the right to 239,196 shares with a market price of USD 3.15 (CHF 3.06).

Directors who were appointed in October 2021, received a one-time initial option award in 2022 which vests over a three-year period with tranches vesting annually. Options

and RSUs granted annually to directors' vests at the end of a one-year period. Commencing in 2022, Stock Options and RSUs that were granted to executive management vest fully over a three-year period (previously over a four-year period) with equal tranches of vesting occurring quarterly or biannually.

Prior Plans
Since our inception in 2003, we have had four separate Prior Plans under which stock options were granted (Prior Plans A, B and C2 have terminated).

The options granted under Plan C1 vested over a four-year period with 25% of these options vesting each year. The options granted under our current 2016 Stock Option and Incentive Plan have vesting conditions determined by the administrator at the time of grant and specified in the applicable award certificate. Our Board of Directors has the authority to amend each of the Prior Plans.

Other
Employment Contracts
The Executive Management team members are employed with contractual agreements that have an unlimited duration with a notice period of twelve months for each of the Chief Executive Officer, Chief Human Resources Officer, Chief Administrative Officer, Chief Technical Operations Officer, and Chief Medical Officer, as well as for the Chief Scientific Officer and Chief Financial Officer, from 2024. Executive members have no contractual entitlement to termination payments, although they can retain any vested portions of the stock option grants.

Statutory Auditor's Report
to the General Meeting of AC Immune SA
Ecublens

Report on the audit of the compensation report

Opinion

We have audited the compensation report of AC Immune SA (the Company) for the year ended December 31, 2023. The audit was limited to the information pursuant to article 734a-734f CO in the tables 1, 2.c., 3.c. and 4 and the information in sections 2.b. and 4 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the compensation report (pages 42 to 51) complies with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 1, 2.c., 3.c. and 4 and the information in sections 2.b. and 4 in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

Statutory Auditor's Report
continued

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ **Bruno Rossi**	/s/ **Alex Fuhrer**
Licensed audit expert	Licensed audit expert
Auditor in charge	

Lausanne, March 14, 2024



FINANCIAL
STATEMENTS

Consolidated Balance Sheets
as of December 31

	Note	**2023** **CHF '000**	2022 CHF '000
Assets			
Non-current assets			
Property, plant and equipment	4	3,376	4,259
Right-of-use assets	5	3,508	2,808
Intangible asset	6/7	50,416	50,416
Long-term financial assets	5	361	361
Total non-current assets		**57,661**	**57,844**
Current assets			
Prepaid expenses	9	6,437	4,708
Accrued income	9/14	246	408
Other current receivables	11	622	392
Accounts receivable	10	14,800	—
Short-term financial assets	8	24,554	91,000
Cash and cash equivalents	8	78,494	31,586
Total current assets		**125,153**	**128,094**
Total assets		**182,814**	**185,938**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital	12	2,089	1,797
Share premium	12	474,907	431,323
Treasury shares	12	(105)	(124)
Currency translation differences		(51)	10
Accumulated losses		(316,197)	(264,015)
Total shareholders' equity		**160,643**	**168,991**
Non-current liabilities			
Long-term lease liabilities	5	2,825	2,253
Net employee defined benefit liabilities	18	5,770	3,213
Total non-current liabilities		**8,595**	**5,466**
Current liabilities			
Trade and other payables	13	1,679	929
Accrued expenses	13	11,087	9,417
Deferred income	14	138	587
Short-term lease liabilities	5	672	548
Total current liabilities		**13,576**	**11,481**
Total liabilities		**22,171**	**16,947**
Total shareholders' equity and liabilities		**182,814**	**185,938**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income/(Loss)
for the year ended December 31

	Note	**2023** **CHF '000**	2022 CHF '000	2021 CHF '000
Revenue				
Contract revenue	14	14,801	3,935	—
Total revenue		**14,801**	**3,935**	**—**
Operating expenses				
Research & development expenses	15	(54,606)	(60,336)	(62,282)
General & administrative expenses	15	(15,305)	(15,789)	(17,910)
Other operating income/(expense), net	14.2	1,486	1,343	1,182
Total operating expenses		**(68,425)**	**(74,782)**	**(79,010)**
Operating loss		**(53,624)**	**(70,847)**	**(79,010)**
Financial income	15	1,044	69	6,485
Financial expense	15	(176)	(355)	(581)
Exchange differences	15	(1,467)	393	113
Finance result, net		**(599)**	**107**	**6,017**
Loss before tax		**(54,223)**	**(70,740)**	**(72,993)**
Income tax expense	17	(10)	(13)	(3)
Loss for the period		**(54,233)**	**(70,753)**	**(72,996)**
Loss per share (CHF):				
Basic and diluted loss for the period attributable to equity holders	21	(0.64)	(0.85)	(0.97)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income/(Loss)

for the year ended December 31

	Note	2023 CHF '000	2022 CHF '000	2021 CHF '000
Loss for the period		(54,233)	(70,753)	(72,996)
Items that may be reclassified to income or loss in subsequent periods (net of tax):				
Currency translation differences		(61)	10	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):				
Remeasurement gains/(losses) on defined-benefit plans (net of tax)	18	(1,669)	4,426	956
Other comprehensive income/(loss)		(1,730)	4,436	956
Total comprehensive loss, net of tax		(55,963)	(66,317)	(72,040)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

	Note	Share capital CHF '000	Share premium CHF '000	Treasury shares CHF '000	Accumulated losses CHF '000	Currency translation differences CHF '000	Total CHF '000
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	—	215,478
Net loss for the period		—	—	—	(72,996)	—	(72,996)
Other comprehensive income	18	—	—	—	956	—	956
Total comprehensive loss		—	—	—	(72,040)	—	(72,040)
Share-based payments	19	—	—	—	4,126	—	4,126
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs		—	12,097	24	—	—	12,121
Issuance of shares, net of transaction costs:							
IPR&D asset purchase	6	130	49,741	—	—	—	49,871
Asset acquisition – common shares	6	12	4,587	—	—	—	4,599
Conversion note agreements	12	61	16,683	—	—	—	16,744
Held as treasury shares	12	48	—	(48)	—	—	—
Restricted share awards	19	1	171	—	(178)	—	(6)
Exercise of options	19	4	1,082	—	—	—	1,086
Balance as of December 31, 2021		1,794	431,251	(124)	(200,942)	—	231,979
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Net loss for the period		—	—	—	(70,753)	—	(70,753)
Other comprehensive income	18	—	—	—	4,426	10	4,436
Total comprehensive loss		—	—	—	(66,327)	10	(66,317)
Share-based payments	19	—	—	—	3,330	—	3,330
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	(8)	0	—	—	(8)
Issuance of shares, net of transaction costs:							—
Restricted share awards	19	0	76	—	(76)	—	0
Exercise of options	19	3	4	—	—	—	7
Balance as of December 31, 2022		1,797	431,323	(124)	(264,015)	10	168,991
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Net loss for the period		—	—	—	(54,233)	—	(54,233)
Other comprehensive loss	18	—	—	—	(1,669)	(61)	(1,730)
Total comprehensive loss		—	—	—	(55,902)	(61)	(55,963)
Share-based payments	19	—	—	—	4,365	—	4,365
Proceeds from public offerings, net of underwriting fees, transaction costs and stamp duty	12	286	40,249	—	—	—	40,535
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	2,631	19	—	—	2,650
Issuance of shares, net of transaction costs:							
Restricted share awards	19	5	645	—	(645)	—	5
Exercise of options	19	1	59	—	—	—	60
Balance as of December 31, 2023		2,089	474,907	(105)	(316,197)	(51)	160,643

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

	Note	2023 CHF '000	2022 CHF '000	2021 CHF '000
Operating activities				
Loss for the period		(54,233)	(70,753)	(72,996)
Adjustments to reconcile net loss for the period to net cash flows:				
Depreciation of property, plant and equipment	4	1,672	1,793	1,897
Depreciation of right-of-use assets	5	543	566	509
Finance (income)/expense, net	15	922	(559)	(6,769)
Share-based compensation expense	19	4,365	3,330	4,126
Change in net employee defined benefit liability	18	888	541	590
Interest expense	5/15	176	355	573
(Gain)/loss on sale of fixed assets		—	—	13
Changes in working capital:				
(Increase)/decrease in prepaid expenses	9	(1,748)	(1,718)	791
(Increase)/decrease in accrued income	9	162	567	594
(Increase)/decrease in accounts receivable	10	(14,800)	—	—
(Increase)/decrease in other current receivables	11	(232)	36	(99)
(Decrease)/increase in accrued expenses	13	1,137	(6,114)	5,214
(Decrease)/increase in deferred income	14	(449)	(130)	425
(Decrease)/increase in trade and other payables	13	770	(1,073)	(84)
Cash used in operating activities		**(60,827)**	**(73,159)**	**(65,216)**
Interest received	15	595	69	—
Interest paid	5/15	(163)	(470)	(465)
Finance expenses paid	15	(13)	(8)	(8)
Net cash flows used in operating activities		**(60,408)**	**(73,568)**	**(65,689)**
Investing activities				
Short-term financial assets, net	8	66,446	25,000	(51,000)
Purchases of property, plant and equipment	4	(801)	(1,239)	(2,635)
Rental deposits	5	—	2	(29)
Net cash flows provided by/(used in) investing activities		**65,645**	**23,763**	**(53,664)**
Financing activities				
Proceeds from issuance of convertible loan	12	—	—	23,463
Transaction costs on issuance of shares	12	—	—	(6)
Proceeds from public offerings of common shares, net of underwriting fees and transaction costs	12	41,056	—	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	2,677	(8)	12,121
Proceeds from issuance of common shares – asset acquisition, net of transaction costs	12	—	—	4,599
Proceeds from issuance of common shares – equity plan, net of transaction costs	12	65	7	1,082
Principal payments of lease obligations	5	(548)	(569)	(513)
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses		—	(776)	—
Net cash flows (used in)/provided by financing activities		**43,250**	**(1,346)**	**40,746**
Net increase/(decrease) in cash and cash equivalents		**48,487**	**(51,151)**	**(78,607)**
Cash and cash equivalents at January 1		31,586	82,216	160,893
Exchange gain/(loss) on cash and cash equivalents		(1,579)	521	(70)
Cash and cash equivalents at December 31		78,494	31,586	82,216
Net increase/(decrease) in cash and cash equivalents		**48,487**	**(51,151)**	**(78,607)**

	Note	2023 CHF '000	2022 CHF '000	2021 CHF '000
Supplemental non-cash activity				
Capital expenditures in Trade and other payables or Accrued expenses	4	—	—	303
Issuance of shares for purchase of IPR&D asset in asset acquisition	6/7	—	—	50,416
Transaction costs associated with issuance of shares in relation to the asset acquisition recorded in Accrued expenses	6	—	—	776
Settlement of convertible notes recorded within Shareholders' equity	12	—	—	16,920
Transaction costs and stamp duty associated with the public offerings of common shares recorded in Accrued expenses	12	521	—	—
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	12	27	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(in CHF thousands except for share and per share data)

1. General information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. ("AC Immune USA" or "Subsidiary" and, together with AC Immune SA, "AC Immune," "ACIU," "Company," "we," "our," "ours," "us"), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neuro-degenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transformed into a stock company. The Company's corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2. Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company's cash position of CHF 78.5 million and short-term financial assets of CHF 24.6 million as of December 31, 2023. Hence, these consolidated financial statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company's business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company's success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 13, 2024.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3. Summary of material accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Functional and reporting currency

These consolidated financial statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA's functional currency and the Group's reporting currency. The Company's subsidiary has a functional currency of the U.S. Dollar (USD). The respective functional currency represents the primary economic environment in which the entities operate.

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Year Ended December 31,		
	2023	2022	2021
CHF/USD			
Closing rate, USD 1	0.851	0.933	0.923
Weighted average exchange rate, USD 1	0.908	0.965	0.929

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.   assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii. income and expenses for each statement of income/(loss) are translated at average exchange rates; and

iii. all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

Basis of consolidation

The annual closing date of the individual financial statements is December 31. The Company fully-owns its Subsidiary and fully consolidates its financial statements into these consolidated financial statements. All intercompany transactions have been eliminated.

Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency using prevailing exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income/(loss). Any gains or losses from these translations are included in the consolidated statements of income/(loss) in the period in which they arise.

Current vs. non-current classification

The Company presents assets and liabilities in the consolidated balance sheets based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Revenue recognition

The Company applies IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into LCAs which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either

Notes to the Consolidated Financial Statements
continued

3. Summary of material accounting policies continued

its full-time employees or third-party vendors, and royalties on net sales of licensed products commercialized from the Company's intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

Licenses of intellectual property

If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments

At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant cumulative revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as other current receivables when the Company's right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

For a complete discussion of accounting for contract revenue, see "Note 14. Contract revenues."

Research and development expenses

Given the stage of development of the Company's products, all research and development expenditure is expensed as incurred as it does not meet the capitalization criteria outlined in IAS 38 Intangible Assets. The Company has not capitalized any R&D expenses to date. Research and development expenditures include:

- the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

- fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

- fees and costs related to regulatory filings and activities;

- costs associated with preclinical and clinical activities;

- employee-related expenses, including salaries and bonuses, benefits, travel and share-based compensation expenses; and

- all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the "stage of completion" for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrued expenses as of the balance sheet date in the consolidated financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

General and administrative expenses

General and administrative expenses are expensed as incurred and include personnel costs, expenses for outside professional services and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of certain IT, facilities and depreciation expenses.

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF), the Target ALS Foundation (Target ALS) and other institutions to support certain research projects. Grants are recorded at their fair value in the consolidated statements of income/(loss) within other operating income/(expenses), net when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

The Company applies IFRS 16 Leases, which provides the model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see "Note 5. Right-of-use assets, long-term financial assets and lease liabilities."

Right-of-use assets and lease liabilities

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liabilities are classified as current or non-current based on the due dates of the underlying principal payments.

Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is re-measured if there is a change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or a change in assessment of whether it will exercise a purchase, extension or termination option.

Notes to the Consolidated Financial Statements
continued

3. Summary of material accounting policies continued

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability performed on as certain potential triggering events may arise (e.g. lease modifications). When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

Both the right-of-use-assets and lease liabilities are recognized in the consolidated balance sheets.

Property, plant and equipment
Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset's carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statements of income/(loss).

Intangible assets
AC Immune's acquired in process research and development (IPR&D) asset is stated at cost less any impairments. The Company does not deem this asset ready for use until the asset obtains market approval. Therefore, during the development period after the date of acquisition until market approval, the IPR&D asset is not amortized. Upon market approval, the Company will determine the useful life of the asset, reclassify it from IPR&D and commence amortization. If the associated R&D effort is abandoned, the related IPR&D will likely be written off and we will record the relevant impairment charge. Finally, the Company will not capitalize future development costs in respect to this IPR&D asset until they meet the criteria for capitalization of research and development costs in accordance with IAS 38 Intangible Assets.

Our IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable until the completion of the development process. The determination of the recoverable amounts include key estimates which are highly sensitive to, and dependent upon, key assumptions.

The Company uses a discounted cash flow method to determine the fair value less costs to sell (recoverable amount) of our IPR&D intangible asset. The Company starts with a forecast of all the expected net cash flows, which incorporates the consideration of a terminal value and then the Company applies a discount rate to arrive at a risk-adjusted net present value amount.

Any impairment losses are recognized immediately in the consolidated statements of income/(loss).

Fair value of financial assets and liabilities
The Company's financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Receivables
Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor's inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets
Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 through 12 months in duration.

The Company assesses whether there is objective evidence that financial assets are impaired annually or whenever potential impairment triggers may occur.

Cash and cash equivalents
Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

Trade payables
Trade payables are amounts due to third parties in the ordinary course of business.

Share capital and public offerings
Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately in the consolidated statements of income/(loss). See "Note 12. Share capital."

Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition, until they are subsequently resold, distributed or cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders' equity. See "Note 12. Share capital."

Employee benefits
Post-employment benefits
The Company operates the mandatory pension schemes for its employees in Switzerland. The schemes are generally funded through payments to insurance companies. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under IAS 19.

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and pension increases as well as discount rates of highly liquid corporate bonds that have terms to maturity approximating the terms of the related liability.

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the consolidated statements of income/(loss).

Notes to the Consolidated Financial Statements
continued

3. Summary of material accounting policies continued

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the consolidated statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company's stock option plans C1 and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see "Note 19. Share-based compensation"). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management's estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Taxation

Current income tax assets and liabilities for the period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax amounts are those that are enacted or substantively enacted, at the reporting date in accordance with the fiscal regulations of the respective country where the Company operates and generates taxable income. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. If required, deferred taxation is provided in full using the liability method, on all temporary differences at the reporting dates. It is calculated at the tax rates that are expected to apply to the period when it is anticipated the liabilities will be settled, and it is based on tax rates (and laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carry-forwards, historically, due to the fact that the Company had limited certainty on the achievement of key milestones, it has not recognized any deferred tax assets as the probability for use is low.

As disclosed in "Note 17. Income taxes," the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Earnings per share

The Company presents basic earnings per share for each period in the consolidated financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from the dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting

The Company has one segment. The Company currently focuses most of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in, and revenue is allocated and recorded within, the Company's country of domicile, Switzerland.

Accounting policies, new standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Notes to the Consolidated Financial Statements
continued

4. Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2023 and 2022, respectively:

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Assets under construction	Total
As of December 31, 2023						
Acquisition cost:						
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602
Additions	24	278	468	31	—	801
Disposals	—	(19)	—	(12)	—	(31)
Transfers	—	—	—	3	(3)	—
Balance at December 31, 2023	**309**	**2,168**	**10,233**	**1,662**	**—**	**14,372**
Accumulated depreciation:						
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)
Depreciation expenses	(53)	(271)	(1,084)	(264)	—	(1,672)
Disposals	—	19	—	—	—	19
Balance at December 31, 2023	**(212)**	**(1,851)**	**(8,101)**	**(832)**	**—**	**(10,996)**
Carrying amount:						
December 31, 2022	126	310	2,748	1,072	3	4,259
December 31, 2023	**97**	**317**	**2,132**	**830**	**—**	**3,376**

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Assets under construction	Total
As of December 31, 2022						
Acquisition cost:						
Balance at December 31, 2021	265	1,754	9,142	810	695	12,666
Additions	20	151	576	184	5	936
Transfers	—	4	47	646	(697)	—
Balance at December 31, 2022	**285**	**1,909**	**9,765**	**1,640**	**3**	**13,602**
Accumulated depreciation:						
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)
Depreciation expenses	(53)	(283)	(1,278)	(179)	—	(1,793)
Balance at December 31, 2022	**(159)**	**(1,599)**	**(7,017)**	**(568)**	**—**	**(9,343)**
Carrying amount:						
December 31, 2021	159	438	3,403	421	695	5,116
December 31, 2022	**126**	**310**	**2,748**	**1,072**	**3**	**4,259**

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued for the year ended December 31, 2023, with CHF 0.7 million invested in lab equipment and IT equipment, representing an increase of 6%.

For the years ended December 31, 2023, 2022 and 2021, the Company incurred CHF 1.7 million, CHF 1.8 million and CHF 1.9 million in depreciation expenses, respectively.

5. Right-of-use assets, long-term financial assets and lease liabilities

The Company recognized additions and reassessment of right-of-use of leased assets for buildings or for office equipment totaling CHF 1.2 million and CHF 0.5 million for the years ended December 31, 2023 and 2022, respectively. In 2023, these increases are predominantly associated with a new lease and the reassessment of our existing leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2023 are 3.5% (3.5% for 2022) for buildings, 5.3% (5.3% for 2022) for office equipment and 2.6% (2.6% for 2022) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2023 and 2022, respectively:

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2022	2,708	74	26	2,808
Additions and reassessment	1,243	—	—	1,243
Depreciation	(505)	(24)	(14)	(543)
Balance as of December 31, 2023	**3,446**	**50**	**12**	**3,508**

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2021	2,776	98	40	2,914
Additions and reassessment	460	—	—	460
Depreciation	(528)	(24)	(14)	(566)
Balance as of December 31, 2022	**2,708**	**74**	**26**	**2,808**

For the years ended December 31, 2023, and 2022, the impact on the Company's consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

In CHF thousands	For the Year Ended December 31, 2023	2022
Statements of income/(loss)		
Depreciation of right-of-use assets	543	566
Interest expense on lease liabilities	90	68
Expense for short-term leases and leases of low value	793	750
Total	**1,426**	**1,384**
Statements of cash flows		
Total cash outflow for leases	**1,431**	**1,388**

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2023 and 2022:

In CHF thousands	As of December 31, 2023	2022
Less than one year	784	638
1-3 years	1,526	1,230
3-5 years	1,505	1,187
Total	**3,815**	**3,055**

The Company also has two deposits in escrow accounts totaling CHF 0.4 million for the lease of the Company's premises as of December 31, 2023 and 2022, respectively.

Notes to the Consolidated Financial Statements
continued

6. Asset acquisition

In 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104.056 (previously PD01), a clinically-validated active immunotherapy candidate for the treatment of Parkinson's disease (the Transferred Assets). The Company acquired the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing, for a total value of USD 58.7 (CHF 55.1) million.

With the closing of this transaction, the Company recorded an IPR&D intangible asset associated with ACI-7104.056 for USD 53.7 (CHF 50.4) million. The Company used a risk-adjusted discounted cash flow method to determine the fair value of the intangible asset using a discount rate of 15%. See "Note 7. Intangible assets" for further details on assumptions used.

As the Company transferred its own equity instruments in consideration for the asset transferred, the acquisition was assessed in accordance with IFRS 2 Share-based Payment.

The Company determined that the acquisition of the Transferred Assets did not qualify as a business combination in accordance with IFRS 3 Business Combinations and therefore was accounted for as an asset acquisition. Most of the fair value of the Transferred Assets is attributable to a single identifiable asset which is the in-process research and development asset. The purchase consideration for the Transferred Assets was allocated based on their relative fair values.

The following table summarizes the amounts of the Transferred Assets acquired:

In CHF thousands	
Cash	4,634
IPR&D asset	50,416
Total	**55,050**

7. Intangible assets

AC Immune's acquired IPR&D asset is a clinically-validated active immunotherapy candidate for the treatment of Parkinson's disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2023			As of December 31, 2022		
In CHF thousands	Gross carrying amount	Accumulated amortization	Net book value	Gross carrying amount	Accumulated amortization	Net book value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	**50,416**	**—**	**50,416**	**50,416**	**—**	**50,416**

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2023 and 2022, respectively.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

- Anticipated research and development costs;
- Anticipated costs of goods and sales and marketing expenditures;
- Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
- Target indication prevalence and incidence rates;

- Anticipated market share;
- General commercialization expectations such as anticipated pricing and uptake;
- Expected patent life and market exclusivity periods; and
- Other metrics such as the tax rate.

The Company's valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2022), based on the assumed cost of capital for the Company over the forecast period.

8. Cash and cash equivalents and short-term financial assets

The Company's cash and cash equivalents are maintained in the following respective currencies as of December 31, 2023 and 2022:

	As of December 31,	
In CHF thousands	2023	2022
Cash and cash equivalents	78,494	31,586
Total	**78,494**	**31,586**
By currency		
CHF	52,437	24,418
EUR	8,155	1,313
USD	17,902	5,855
Total cash and cash equivalents	**78,494**	**31,586**

As of December 31, 2023 and 2022, the Company's funds were held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.942 and 0.851 and 0.994 and 0.933, respectively, for each currency and year.

The following table summarizes the Company's short-term financial assets as of December 31, 2023 and 2022:

	As of December 31,	
In CHF thousands	2023	2022
Short-term financial assets due in one year or less	24,554	91,000
Total	**24,554**	**91,000**
By currency		
CHF	22,000	91,000
USD	2,554	—
Total short-term financial assets	**24,554**	**91,000**

9. Prepaid expenses and accrued income

	As of December 31,	
In CHF thousands	2023	2022
Prepaid expenses	6,437	4,708
Accrued income	246	408
Total prepaid expenses and accrued income	**6,683**	**5,116**

The Company's prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into 2024, prepaid expenses recorded as part of our cost sharing arrangement with Janssen, as well as prepaid payroll-related expenses.

Notes to the Consolidated Financial Statements
continued

10. Accounts receivable

As of December 31, 2023, accounts receivable includes the CHF 14.8 million milestone payment due from Janssen as part of our collaboration and license agreement for reaching the programmed launch of the Phase 2b clinical study. This balance was not overdue as of December 31, 2023.

11. Other current receivables

In CHF thousands	As of December 31,	
	2023	2022
Other current receivable	45	124
Swiss VAT	259	249
Withholding tax	318	19
Total other current receivables	**622**	**392**

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

12. Share capital

As of December 31, 2023 and 2022, the issued share capital amounted to CHF 2,088,823 and CHF 1,796,675, respectively, and is composed of outstanding common shares of 99,197,829 and 83,620,364, respectively, and treasury shares of 5,243,958 and 6,214,021, respectively.

The table below summarizes the Company's capital structure:

	Common shares	Treasury shares	Share capital CHF '000	Share premium CHF '000	Treasury shares CHF '000
December 31, 2021	89,700,630	(6,221,617)	1,794	431,251	(124)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	7,596	—	(8)	0
Issuance of shares – incentive plans, net of transaction costs	133,755	—	3	80	—
December 31, 2022	89,834,385	(6,214,021)	1,797	431,323	(124)
Proceeds from public offerings, net of underwriting fees and transaction costs	14,300,000	—	286	40,249	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	970,063	—	2,631	19
Issuance of shares – incentive plans, net of transaction costs	307,402	—	6	704	—
December 31, 2023	104,441,787	(5,243,958)	2,089	474,907	(105)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2023 or 2022.

Authorized capital

The Company's Board of Directors is authorized to increase the share capital, in one or several steps, until June 24, 2024, by a maximum amount of CHF 114,000 by issuing a maximum of 5,700,000 registered shares with a par value of CHF 0.02 each, to be fully paid up. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts, shall also be permissible.

Conditional share capital for financing and other purposes

The Company's share capital may be increased by a maximum aggregate amount of CHF 100,000 through the issuance of a maximum of 5,000,000 registered shares, payable in full, each with a nominal value of CHF 0.02 per share, through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Conditional share capital for employee benefit plans

The Company's share capital may be increased by a maximum aggregate amount of CHF 93,795 through the issuance of not more than 4,689,750 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary. As of December 31, 2023, 97,540 of our common shares, which were issued upon the exercise of options and restricted share units, have not yet been registered with the commercial register of the Canton of Vaud.

Follow-On Offering

On December 19, 2023, the Company announced that it had closed an underwritten offering of 14,300,000 common shares, resulting in gross proceeds of approximately USD 50.1 (CHF 43.8) million. Net underwriting fees and transaction costs totaled CHF 3.3 million for net proceeds of CHF 40.5 million. Transaction costs associated with these offerings and related to the issuance of new shares were charged directly against the share premium account thereby reducing the total equity reported.

Shelf registration statement

On April 28, 2021, the Company filed a Shelf Registration Statement on Form F-3 (Reg. No. 333-255576) (the "Shelf Registration Statement") with the SEC. The Shelf Registration Statement was declared effective by the SEC on May 5, 2021.

The Shelf Registration Statement allows the Company to offer and sell, from time to time, up to USD 350,000,000 of common shares, debt securities, warrants, purchase contracts, units, subscription rights or any combination of the foregoing in one or more future public offerings. The terms of any future offering would be determined at the time of the offering and would be subject to market conditions and approval by the Company's Board of Directors. Any offering of securities covered by the Shelf Registration Statement will be made only by means of a written prospectus and prospectus supplement authorized and filed by the Company.

At the market equity offering

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which became treasury shares. The Company also established an "at the market offering program" ("ATM") for the sale of up to USD 80.0 (CHF 68.1) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement ("Sales Agreement") with Jefferies LLC ("Jefferies") as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

In Q2 2021, the Company filed a new registration statement on Form F-3 and an accompanying prospectus supplement in order to renew its ATM program. The Company also entered into a second Open Market Sale Agreement (the "new Sales Agreement") with Jefferies to continue the ATM program.

In Q3, 2021, the Company issued 2,393,160 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

Through December 31, 2023, the Company has sold 2,149,202 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 16.3 (CHF 14.8) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.5 (CHF 0.5) million through December 31, 2023, for share issuances in accordance with our ATM programs.

Notes to the Consolidated Financial Statements
continued

12. Share capital continued

Convertible note agreement

Concurrently with the Asset Purchase Agreement, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH, both of which entities are shareholders of Affiris. Each Convertible Note Agreement provided for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of USD 12.5 (CHF 11.7) million for total net proceeds of USD 25 (CHF 23.5) million.

In 2021, the affiliated entities exercised their options to convert their respective USD 12.5 (CHF 11.7) million notes. As a result of these conversions, 1,513,317 common shares were issued to each Investor, totaling 3,026,634 common shares. The Company recorded an increase to its share capital for the nominal value of its shares and share premium for the difference associated with settlement of this liability. The Company also settled its derivative financial assets, which were embedded conversion features associated with the convertible debt, via an offset to its share premium. These convertible notes and derivative financial assets were fully settled in 2021 and there is no further equity or cash consideration due to the affiliated entities thereunder.

13. Trade and other payables and accrued expenses

In CHF thousands	As of December 31,	
	2023	2022
Trade and other payables	1,679	929
Total trade and other payables	**1,679**	**929**
Accrued research and development costs	4,722	5,360
Accrued payroll expenses	4,649	2,898
Other accrued expenses	1,716	1,159
Total accrued expenses	**11,087**	**9,417**

The increase in accrued payroll expenses is mostly due to the timing of certain payroll-related payments and an increase in performance-related remuneration. Additionally, CHF 0.4 million was recognized as accrued stamp duty within other accrued expenses for the issuance of shares as part of the Company's follow-on offering as of December 31, 2023.

14. Contract revenues

For the years ended December 31, 2023, 2022 and 2021, AC Immune generated contract revenues of CHF 14.8 million, CHF 3.9 million and nil, respectively.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2023, 2022 and 2021, respectively.

In CHF thousands	For the Year Ended December 31,		
	2023	2022	2021
Janssen	14,800	—	—
Life Molecular Imaging	—	3,935	—
Other	1	—	—
Total contract revenues	**14,801**	**3,935**	**—**

During the years ended December 31, 2023, 2022 and 2021, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

In CHF thousands	For the Year Ended December 31,		
	2023	2022	2021
Revenues recognized in the period from:			
Amounts included in the contract liability at the beginning of the period	—	—	—
Performance obligations satisfied in previous periods	14,801	3,935	—

14.1 Licensing and collaboration agreements
Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU's interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the "effective date") when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments, with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly. Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months' prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company was responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined was distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the completed Phase 1, AC Immune was responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study was completed. The Company used CMOs for certain of its preclinical activities and CROs to complete certain Phase 1 activities and to issue the final clinical study report.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC). Depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

Notes to the Consolidated Financial Statements
continued

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. To date, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the consolidated balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for intellectual property as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2023, 2022 and 2021, we have recognized no revenues from this arrangement.

Tau active immunotherapy in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.
In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program. In April 2016, July 2017, January 2019, November 2019, December 2022, and November 2023, the companies entered into the first, second, third, fourth, fifth and sixth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI 35.030 and JACI 35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of Phase 2b clinical study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune's contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days' notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau active immunotherapy program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. In December 2023, we were entitled to receive a milestone payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study. The Company recognized this income as revenue because we deemed it highly probable that this milestone would be obtained and would not be subject to reversal in the future.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and chemistry, manufacturing and controls work plan. The Company considered the research and development capabilities of Janssen, Janssen's right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company's obligation to perform research and development services does not significantly impact or modify the licenses' granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016 and was entitled, in December 2023, to receive a milestone payment of CHF 14.8 million for the commencement of the Phase above. The Company could also receive up to more than CHF 443 million in clinical, regulatory and commercial milestones as well as tiered, low-double digits to mid-teen royalties on aggregate net sales for the ACI-35.030 active immunotherapy program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2023, 2022 and 2021, we have recognized CHF 14.8 million, nil and nil, respectively, from this arrangement.

Tau-PET imaging agent –2014 agreement with Life Molecular Imaging (LMI)
In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company's Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 151) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months' notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of "Part B" of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. In Q3 2022, the Company recognized EUR 4 (CHF 3.9) million linked to the progression of the Tau-PET tracer into late-stage development in AD. The Company is eligible to receive additional

Notes to the Consolidated Financial Statements
continued

14. Contract revenues continued

variable consideration related to the achievement of certain clinical milestones totaling EUR 4 (CHF 4) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 139) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI's right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2023, 2022 and 2021, the Company has recognized nil, CHF 3.9 million and nil, respectively, from this arrangement.

14.2 Grant income
Grants from the Michael J. Fox Foundation
In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF's Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune was eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne was to receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project. In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne received USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award supported an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award funded research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

In February 2023, the Company announced that it had been awarded a new grant totaling USD 0.5 (CHF 0.4) million from the MJFF to support the development of its TDP-43 PET tracer program.

For the years ended December 31, 2023, 2022 and 2021, the Company has recognized CHF 1.2 million, CHF 1.2 million and CHF 1.1 million, respectively, from its MJFF grants, under "Other operating income/(expense), net".

15. Expenses by category

Research and development

	For the Year Ended December 31,		
In CHF thousands	**2023**	2022	2021
Operating expenses	33,198	41,166	44,289
Payroll expenses	19,499	17,548	16,465
Share-based compensation	1,909	1,622	1,528
Total research and development expenses	**54,606**	**60,336**	**62,282**

The decrease in 2023 is mainly driven by a decrease of CHF 5.8 million in direct R&D expenditures across various programs. This is partially offset by an increase of CHF 2.2 million in salaries and related costs, including share-based compensation expenses.

For the years ended December 31, 2023, 2022 and 2021, the Company had 115.4, 122.4 and 108.6 FTEs in our research and development functions.

General and administrative

	For the Year Ended December 31,		
In CHF thousands	**2023**	2022	2021
Operating expenses	4,729	6,207	7,031
Payroll expenses	7,755	7,874	8,281
Share-based compensation	2,821	1,708	2,598
Total general and administrative expenses	**15,305**	**15,789**	**17,910**

The decrease in 2023 compared with the prior year predominantly relates to a reduction of CHF 1.5 million across various cost centers. This is partially offset by an increase of CHF 1.1 million in share-based compensation expenses.

For the years ended December 31, 2023, 2022 and 2021, the Company had 26.2, 22.5 and 27.3 FTEs in our general and administrative functions.

Financial result, net

	For the Year Ended December 31,		
In CHF thousands	**2023**	2022	2021
Financial income	1,044	69	6,485
Financial expense	(176)	(355)	(581)
Exchange differences	(1,467)	393	113
Finance result, net	**(599)**	**107**	**6,017**

Our finance result primarily consists of interest expense associated with our short-term financial assets and lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2023, the decrease in financial result, net relates primarily to unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar. This is partially offset by an increase in financial income, combined with a decrease in financial expense, due to the transition from negative to positive interest rates for our interest-bearing deposit accounts.

Notes to the Consolidated Financial Statements
continued

16. Related-party transactions

Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2023, there were eight members (2022 and 2021: eight) of the Board (excluding the CEO) and seven members (2022: seven and 2021: six) of executive management (including the CEO). Compensation was as follows:

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Short-term employee benefits	4,661	4,187	4,403
Post-employment benefits	446	295	266
Share-based compensation	3,251	2,503	2,997
Total compensation	**8,358**	**6,985**	**7,666**

17. Income taxes

The Group recognized less than CHF 0.1 million in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2023, 2022 and 2021, respectively. The Group's expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2023, these rates ranged from 13.6% to 33.8% (13.6% – 33.8% for 2022 and 13.6% – 32.9% for 2021) in the Group's respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2022 and 2021, respectively).

The Group's income tax expense for each year can be reconciled to loss before tax as follows:

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Loss before income tax	(54,223)	(70,740)	(72,993)
Tax benefit calculated at the domestic rates applicable in the respective countries	(7,371)	(9,616)	(9,930)
(Income not subject to tax)/expenses not deductible for tax purposes	611	455	(375)
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	6,770	9,174	10,308
Effective income tax rate expense	**10**	**13**	**3**

The Swiss tax rate used for the 2023 reconciliations is the corporate tax rate of 13.6% (13.6% in 2022 and 2021, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of December 31,		
In CHF thousands	2023	2022	2021
Unrecognized deductible temporary differences, unused tax losses and unused tax credits			
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:			
Tax losses	312,972	264,089	197,152
Deductible temporary differences related to:			
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	5,770	3,213	7,098
Total	**318,742**	**267,302**	**204,250**

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of December 31,		
In CHF thousands	2023	2022	2021
Tax losses split by expiry date:			
December 31, 2024	15,231	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	57,824
December 31, 2028	75,204	75,204	75,204
December 31, 2029	66,936	66,936	—
December 31, 2030	48,883	—	—
Total unrecorded tax loss carryforwards	**312,972**	**264,089**	**197,153**

The tax losses available for future offset against taxable profits have increased by CHF 48.9 million from 2022, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

18. Retirement benefit plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% and 53% by employee and employer, respectively.

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by a board of trustees, which consists of an equal number of employer and employee representatives of its members. The board of trustees is responsible for the administration of the plan assets and for the definition of the investment strategy. The Company has no direct influence on the investment strategy of the foundation board.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the plan, both the Company and the employee share the costs. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, as they are shared between a much greater number of participants. On leaving the Company, a departing employee's retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This transfer mechanism may result in pension payments varying considerably from year to year.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS, the plan is treated as a defined benefit plan in accordance with IAS 19.

Notes to the Consolidated Financial Statements
continued

18. Retirement benefit plan continued

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of December 31,		
In CHF thousands	2023	2022	2021
Defined benefit obligation	(41,060)	(32,410)	(33,889)
Fair value of plan assets	35,290	29,197	26,791
Total liability	**(5,770)**	**(3,213)**	**(7,098)**

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Current service cost	1,453	1,712	1,648
Past service cost	903	—	—
Interest cost	804	126	79
Interest income	(705)	(87)	(48)
Net pension cost	**2,455**	**1,751**	**1,679**

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Defined benefit obligation as of January 1	**(32,410)**	**(33,889)**	**(30,213)**
Current service cost	(1,453)	(1,712)	(1,648)
Past service cost	(903)	—	—
Interest cost	(804)	(126)	(79)
Change in demographic assumptions	136	29	—
Change in financial assumptions	(2,908)	8,397	156
Change in experience assumptions	(57)	(1,726)	(252)
Benefits deposited	(1,265)	(2,327)	(894)
Employees' contributions	(1,396)	(1,056)	(959)
Defined benefit obligation as of December 31	**(41,060)**	**(32,410)**	**(33,889)**

B. Change in fair value of plan assets

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Fair value of plan assets as of January 1	**29,197**	**26,791**	**22,749**
Interest income	705	87	48
Employees' contributions	1,396	1,056	959
Employer's contributions	1,567	1,210	1,089
Benefits deposited	1,265	2,327	894
Return on plan assets excluding interest income	1,160	(2,274)	1,052
Fair value of plan assets as of December 31	**35,290**	**29,197**	**26,791**

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.6 million.

C. Change in net defined benefit liability

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Net defined benefit liabilities as of January 1	**3,213**	**7,098**	**7,464**
Net pension cost through statement of income/(loss)	2,455	1,751	1,679
Remeasurement through other comprehensive income/(loss)	1,669	(4,426)	(956)
Employer's contribution	(1,567)	(1,210)	(1,089)
Net defined benefit liabilities as of December 31	**5,770**	**3,213**	**7,098**

D. Other comprehensive gains/(losses)

	For the Year Ended December 31,		
In CHF thousands	2023	2022	2021
Effect of changes in demographic assumptions	136	29	—
Effect of changes in financial assumptions	(2,908)	8,397	156
Effect of changes in experience assumptions	(57)	(1,726)	(252)
Return on plan assets excluding interest income	1,160	(2,274)	1,052
Total other comprehensive gain/(loss)	**(1,669)**	**4,426**	**956**

In 2022, the change in experience assumptions results from an increased sum of insured salaries.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 15.5 years and 14.9 years as of December 31, 2023 and 2022, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2023, 2022 and 2021, respectively, are as follows:

	For the Year Ended December 31,		
	2023	2022	2021
Discount rate	1.50%	2.25%	0.30%
Rate of future increase in compensations	1.75%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	1.50%	2.25%	0.75%
Mortality and disability rates	BVG 2020 GT (CMI)	BVG 2020-CMI	BVG 2020-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2023 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital	
	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000
Assumptions								
Potential defined benefit obligation	38,132	44,390	41,997	40,205	42,681	39,578	42,158	40,030
Decrease/(increase) from actual defined benefit obligation	2,928	(3,330)	(937)	855	(1,621)	1,482	(1,098)	1,030

A quantitative sensitivity analysis for significant assumptions as of December 31, 2022 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital	
	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000
Assumptions								
Potential defined benefit obligation	30,201	34,916	32,940	31,841	33,601	31,322	33,322	31,545
Decrease/(increase) from actual defined benefit obligation	2,209	(2,506)	(530)	569	(1,191)	1,088	(912)	865

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Notes to the Consolidated Financial Statements
continued

19. Share-based compensation

Share-based option awards

As of December 31, 2023, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company's 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders' meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2023.

The following table summarizes equity-settled share option grants for plans that existed during the period:

Plan	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan C1	6,775,250	4 years' service from grant date	10 years
2016 SOIP:			
Executives and directors	4,831,325	1 year, 3 year and 4 years' service from the date of grant, quarterly and annually	10 years
Employees	1,811,687	4 years' service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

	Number of options	Weighted-average exercise price (CHF)	Weighted-average remaining term (years)
Outstanding at January 1, 2021	2,900,667	5.90	8.2
Forfeited during the year	(207,331)	6.13	—
Exercised during the year	(218,561)	4.97	—
Granted during the year	1,110,914	6.34	—
Outstanding at December 31, 2021	3,585,689	6.21	7.8
Exercisable at December 31, 2021	1,613,242	6.13	6.8
Outstanding at January 1, 2022	3,585,689	6.21	7.8
Forfeited during the year	(304,738)	6.32	—
Exercised during the year	(110,250)	0.15	—
Granted during the year	1,090,316	3.18	—
Outstanding at December 31, 2022	4,261,017	5.65	7.6
Exercisable at December 31, 2022	2,345,648	6.41	6.6
Outstanding at January 1, 2023	4,261,017	5.65	7.6
Forfeited during the year	(824,084)	5.34	—
Exercised during the year	(42,037)	1.52	—
Granted during the year	1,554,281	1.75	—
Outstanding at December 31, 2023	4,949,177	4.11	7.2
Exercisable at December 31, 2023	**3,022,345**	**4.88**	**6.4**

The outstanding stock options as of December 31, 2023 have the following range of exercise prices:

	Total options	Range of expiration dates
Range of exercise prices		
CHF 0.15	92,875	2024–2026
CHF 9.53	109,665	2027
USD 5.04 to USD 12.30	2,417,545	2027–2031
USD 2.76 to USD 4.57	1,034,326	2032–2033
USD 2.03 to USD 2.32	1,294,766	2032–2033
Total outstanding options	**4,949,177**	

The weighted-average exercise price for options granted in 2023, 2022 and 2021 is USD 2.08 (CHF 1.75), USD 3.44 (CHF 3.18) and USD 6.95 (CHF 6.34), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 2.03 to USD 12.30 for awards granted in USD as of December 31, 2023.

For awards issued in 2023, the volatility is based on the Company's actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2023 is USD 3.18 (CHF 2.68).

The weighted-average grant date fair values of the options granted in 2023, 2022 and 2021 are USD 1.57 (CHF 1.33), USD 2.38 (CHF 2.20) and USD 5.23 (CHF 4.78), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Year Ended December 31,		
	2023	2022	2021
Exercise price (USD)	2.03-3.11	2.76-4.57	5.31-7.72
Share price (USD and weighted average)	2.08	3.44	6.95
Risk-free interest rate	4.0-4.6%	0-2.4%	0%
Expected volatility	72-86%	67-80%	80%
Expected term (in years)	5.5-6	5.5 - 6.25	5.1 - 6
Dividend yield	—	—	—

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of December 31, 2023 and changes during the year then ended is presented below:

Grantee type	Number of share awards granted	Vesting conditions	Contractual life of non-vested share awards
Restricted share units			
Directors	257,329	1 year service from date of grant, annually	10 years
Executives	905,803	3 year and 4 years' service from the date of grant, quarterly and semi-annually	10 years
Employees	458,335	3 years' service from the date of grant, annually	10 years

	Number of shares	Weighted-average grant date fair value (CHF)
Non-vested at January 1, 2021	19,494	9.51
Exercised during the year	(2,471)	9.46
Vested during the year	(18,697)	9.52
Non-vested at December 31, 2021	797	9.41
Vested and exercisable at December 31, 2021	65,515	9.48
Non-vested at December 31, 2021	797	9.41
Granted during the year	239,194	3.06
Vested during the year	(23,505)	3.28
Non-vested at December 31, 2022	216,486	3.06
Vested and exercisable at December 31, 2022	89,020	7.84
Non-vested at December 31, 2022	216,486	3.06
Forfeited during the year	(134,947)	2.05
Exercised during the year	(55,503)	2.37
Granted during the year	1,187,570	1.89
Vested during the year	(265,366)	2.46
Non-vested at December 31, 2023	1,003,743	1.97
Vested and exercisable at December 31, 2023	**298,883**	**4.08**

Notes to the Consolidated Financial Statements
continued

19. Share-based compensation continued

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 1.97, CHF 3.06 and CHF 9.41 for the years ended December 31, 2023, 2022 and 2021, respectively. The fair values of these non-vested share awards granted were determined using a reasonable estimate of market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 4.4 million, CHF 3.3 million and CHF 4.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

20. Commitments and contingencies

The Company's commitments and contingencies relate to its ongoing operating activities, mainly research and development programs, as well as its leased corporate space.

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2023, we have contractual obligations, other than for leases (see below), totaling CHF 21.4 million for 2024.

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. The Company recognizes a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See "Note 5. Right-of-use assets, long-term financial assets and lease liabilities" for the contractual undiscounted cash flows for lease obligations.

	As of December 31,	
In CHF thousands	2023	2022
Within 1 year	21,746	23,336
Between 1 and 3 years	16,920	18,516
Between 3 and 5 years	7,632	9,229
More than 5 years	1,270	1,407
Total	**47,568**	**52,488**

21. Earnings per share

	For the Year Ended December 31,		
In CHF thousands except for share and per share data	2023	2022	2021
Loss per share (EPS)			
Numerator			
Net loss attributable to equity holders of the Company	(54,233)	(70,753)	(72,996)
Denominator			
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	84,694,616	83,554,412	74,951,833
Basic and diluted loss per share for the period attributable to equity holders	**(0.64)**	**(0.85)**	**(0.97)**

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options, (ii) non-vested restricted share awards and (iii) shares that were issued upon conversion of two different convertible notes as their inclusion would have been anti-dilutive. The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,		
	2023	2022	2021
Share options issued and outstanding (in-the-money)	97,683	135,827	1,140,388
Restricted share awards subject to future vesting	1,160,240	117,292	6,264
Convertible shares	—	—	41,461
Total potentially dilutive securities	**1,257,923**	**253,119**	**1,188,113**

22. Financial instruments and risk management

The Company's activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of December 31,	
In CHF thousands	2023	2022
Financial assets		
Right-of-use assets	3,508	2,808
Long-term financial assets	361	361
Other current receivables	622	392
Accounts receivable	14,800	—
Short-term financial assets	24,554	91,000
Cash and cash equivalents	78,494	31,586
Total financial assets	**122,339**	**126,147**

	As of December 31,	
In CHF thousands	2023	2022
Financial liabilities		
Long-term lease liabilities	2,825	2,253
Trade and other payables	1,679	929
Accrued expenses	11,087	9,417
Short-term lease liabilities	672	548
Total financial liabilities	**16,263**	**13,147**

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see "Note 8. Cash and cash equivalents and short-term financial assets"). The Company recognized a loss of CHF 1.5 million, a gain of CHF 0.5 million and a loss of CHF 0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively, within "Finance result, net."

As of December 31, 2023, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 2.6 million (2022: CHF 0.7 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Notes to the Consolidated Financial Statements
continued

22. Financial instruments and risk management continued

Interest rates

The Company's CHF cash holdings (inclusive of those held in short-term financial assets) were subject to positive interest rates at certain counterparty thresholds through 2023. As of December 31, 2023 if the interest rates granted by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by CHF 0.1 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2023, the Company's cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating ranging from A+ to AA- assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Accounts receivable and other receivables are fully performing, not past due and not impaired (see "Note 8. Cash and cash equivalents and short-term financial assets", "Note 10. Accounts receivable" and "Note 11. Other current receivables").

Liquidity risk

Inherent in the Company's business are various risks and uncertainties, including the high uncertainty that new therapeutic concepts will succeed. AC Immune's success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed and (iv) acquire additional capital to support its operations.

The Company's approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 12 months. The Company has CHF 1.7 million in trade and other payables, and CHF 11.1 million in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company's lease liabilities please see "Note 5. Right-of-use assets, long-term financial assets and lease liabilities" for detail of when corresponding lease liabilities are due.

23. Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer's neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

24. Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.

On January 22, 2024, the Company announced that it will regain all global rights to the anti-amyloid beta antibody crenezumab and the anti-Tau antibody semorinemab following termination of the collaboration agreements with Genentech, a member of the Roche Group, and Roche, which termination will be effective in April 2024. Both antibodies have been evaluated in clinical studies for AD. AC Immune will also regain rights to existing GMP drug-product for clinical testing as well as associated data generated under each of the agreements. AC Immune will carefully review and evaluate available data sets, including the final open label extension results from the Lauriet trial when they become available and are received in full by AC Immune, before decisions are made on potential further development and other opportunities.

On February 1, 2024, the Company received the milestone payment of CHF 14.8 million due from Janssen for the commencement of first Phase 2b clinical study.

Statutory Auditor's Report
to the General Meeting of AC Immune SA
Ecublens

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of AC Immune SA and its subsidiaries (the Group), which comprise the consolidated balance sheet as at December 31, 2023, and the consolidated statement income/(loss) and consolidated statement of comprehensive income/(loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements (pages 56 to 90) give a true and fair view of the consolidated financial position of the Group as at December 31, 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview



Overall Group materiality: CHF 2,700 thousand

We conducted full scope audit procedures on the Swiss entity. Our audit scope addressed over 99% of the Group's total assets.

As key audit matter the following area of focus has been identified:
Intangible asset – valuation

Statutory Auditor's Report
continued

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	CHF 2,700 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	Based on our analysis and professional judgment we determined loss before tax is the most appropriate benchmark. We chose loss before tax to align our materiality threshold with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 270 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group financial statements are a consolidation of 2 reporting entities. We identified 1 reporting entity that, in our view, required an audit of their complete financial information due to their size or risk characteristics. None of the reporting entities excluded from our Group audit scope individually contributed more than 1% to net sales or total assets. Audit procedures were also performed over Group consolidation.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Intangible asset – valuation

Key audit matter	How our audit addressed the key audit matter
As described in Notes 6 and 7 to the consolidated financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2023. The asset is defined as an intangible asset not yet ready for use. Therefore, in accordance with IAS 36 'Impairment of asset', the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using a risk-adjusted discounted cash flow method. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge. | Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.

These procedures included testing the effectiveness of controls relating to management's valuation of the intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption. |

Statutory Auditor's Report
continued

Other information in the annual report

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Bruno Rossi   /s/ Alex Fuhrer
Licensed audit expert   Licensed audit expert
Auditor in charge
Lausanne, March 14, 2024



STATUTORY
FINANCIAL
STATEMENTS

Statutory Balance Sheets

as of December 31

	Note	2023 CHF '000	2022 CHF '000
Assets			
Current assets			
Cash and cash equivalents	6	78,484	31,514
Short-term financial assets	6	24,554	91,000
Accounts receivable from third parties	7	14,800	—
Other current receivables			
– From third parties	8	622	392
– Intercompany	8	7	673
Prepaid expenses	9	6,437	3,980
Accrued income	10	246	408
Total current assets		**125,150**	**127,967**
Non-current assets			
Long-term financial assets	5	361	361
Property, plant and equipment	3	3,376	4,259
Intangible assets	4	50,416	50,416
Total non-current assets		**54,153**	**55,036**
Total assets		**179,303**	**183,003**
Liabilities and shareholders' equity			
Current liabilities			
Trade payables			
– To third parties	11	1,678	915
Accrued expenses	11	10,732	9,348
Deferred income	12	138	587
Total current liabilities		**12,548**	**10,850**
Shareholders' equity			
Share capital	13	2,083	1,795
Reserves from capital contributions		475,775	432,597
Accumulated losses brought forward		(262,115)	(195,179)
Treasury shares	14	(105)	(124)
Loss for the year		(48,883)	(66,936)
Total shareholders' equity		**166,755**	**172,153**
Total liabilities and shareholders' equity		**179,303**	**183,003**

Statutory Income Statements

for the Year Ended December 31

	Note	2023 CHF '000	2022 CHF '000
Revenue	15	**19,175**	5,566
Operating expenses			
Salaries and related costs	16	(26,208)	(24,533)
Operating expenses	16	(39,728)	(46,353)
Depreciation of fixed assets	16	(1,672)	(1,793)
Total operating expenses		**(67,608)**	**(72,679)**
Operating loss		**(48,433)**	**(67,113)**
Financial income	17	1,044	461
Financial expenses	17	(1,494)	(284)
Total financial result, net		**(450)**	**177**
Loss for the period		**(48,883)**	**(66,936)**

Notes to the Statutory Financial Statements

1. General information

AC Immune SA ("AC Immune," "the Company," "we") is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP 43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company's corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

The statutory financial statements of AC Immune for the period ended December 31, 2023 were authorized for issue in accordance with a resolution of the Board of Directors on March 13, 2024 and will be submitted to the next Ordinary General Assembly.

During 2023 and 2022, AC Immune had an annual average of more than 10 but less than 250 full time equivalent positions.

2. Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions

(ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved, and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Grant income

The Company has received grants, from time to time from institutions to support certain research projects. Grants are recorded in the income statement within Revenue when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Research and development expenditures

Given the stage of development of the Company's products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

- the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

- fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

- fees and costs related to regulatory filings and activities;

- costs associated with preclinical and clinical activities;

- employee-related expenses, including salaries and bonuses, benefits, and travel expenses; and

- all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered does not always align with the timing of services performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the "stage of completion" for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

Notes to the Statutory Financial Statements
continued

2. Summary of significant accounting principles continued

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset's carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible asset

The Company reviews the in-process research and development (IPR&D) asset at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The Company has determined the IPR&D asset was not impaired as of December 31, 2023 and 2022, respectively.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

- ➔ Anticipated research and development costs;
- ➔ Anticipated costs of goods and sales and marketing expenditures;
- ➔ Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
- ➔ Target indication prevalence and incidence rates;
- ➔ Anticipated market share;
- ➔ General commercialization expectations such as anticipated pricing and uptake;
- ➔ Expected patent life and market exclusivity periods; and
- ➔ Other metrics such as the tax rate.

The Company's valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2022), based on the assumed cost of capital for the Company over the forecast period.

Intercompany equity investment

The Company commenced financial operations in the United States in 2021 via the opening of its fully-owned subsidiary, AC Immune USA, Inc. ("the Subsidiary"). The Subsidiary is located at 1230 Ave of the Americas Ste 1634, New York, USA, and is registered and organized under the laws of Delaware, USA. The Company owns 100% of the Subsidiary, paying in less than USD 1 (CHF 1) for 100 shares of par value USD 0.01 of the Subsidiary's shares.

Financial assets and liabilities

The Company's financial assets and liabilities are comprised of receivables, cash and cash equivalents, short-term financial assets and trade payables.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor's inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months. The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Trade payables

Trade payables are recognized initially at nominal amount, which represents cost incurred.

Significant shareholders

Principal shareholders who own more than 5 percent of the voting rights as of December 31:

Principal shareholders	Shares owned 2023 Number	Percent	Shares owned 2022 Number	Percent
5% Shareholders				
dievini Hopp BioTech holding GmbH & Co KG[1]	16,316,742	16.5%	16,316,742	19.5%
BVF Inc.[2]	14,571,236	14.7%	7,428,379	8.9%
Varuma AG[3]	11,999,999	12.1%	11,999,999	14.4%
Affiris[4]	6,578,100	6.7%	10,133,474	12.1%

1 Based on information set form in a Schedule 13G/A filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG ("dievini") on February 10, 2023. These shares consist of 16,316,742 shares held by dievini.
 DH-Capital GmbH & Co. KG ("DH-Capital") and OH Beteiligungen GmbH & Co. KG ("OH Beteiligungen") are collectively the holders of 100% of the limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Oliver Hopp and Daniel Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.
 The address of the principal business office of dievini and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.
2 Based on information set forth in a Schedule 13G/A filed with the SEC by BVF on December 19, 2023, these shares consist of 14,571,236 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.
3 Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH 4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.
4 Based on information set forth in a Schedule 13G/A filed with the SEC by Affiris AG on February 19, 2024, these shares consist of 6,578,100 shares held of record by Affiris AG. The address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria.

Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of December 31, 2023, the total minimum liability for the remaining term was CHF 1.1 million.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with the Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals and (iii) IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the Statutory Financial Statements
continued

Information relating to items on Balance Sheets and Income Statements

3. Property, plant and equipment

	As of December 31,	
In CHF thousands	2023	2022
Furniture and fixtures	309	285
IT equipment	2,168	1,909
Lab equipment	10,233	9,765
Leasehold improvements	1,662	1,640
Assets under construction	—	3
Total acquisition cost	14,372	13,602
Accumulated depreciation	(10,996)	(9,343)
Total property, plant and equipment	3,376	4,259

4. Intangible assets

	As of December 31,	
In CHF thousands	2023	2022
Intangible assets	50,416	50,416
Total intangible assets	50,416	50,416

5. Long-term financial assets

	As of December 31,	
In CHF thousands	2023	2022
Rental deposit (restricted cash)	358	358
Security deposit	3	3
Total long-term financial assets	361	361

6. Cash and cash equivalents and short-term financial assets

	As of December 31,	
In CHF thousands	2023	2022
Cash and cash equivalents	78,484	31,514
Short-term financial assets due in one year or less	24,554	91,000
Total cash and cash equivalents and short-term financial assets	103,038	122,514
Cash and cash equivalents by currency		
CHF	52,437	24,418
EUR	8,155	1,313
USD	17,892	5,783
Total cash and cash equivalents	78,484	31,514
Short-term financial assets by currency		
CHF	22,000	91,000
USD	2,554	—
Total short-term financial assets	24,554	91,000

7. Accounts receivable from third parties

As of December 31, 2023, accounts receivable from third parties includes the CHF 14.8 million milestone payment due from Janssen as part of our collaboration and license agreement for reaching the programmed launch of the Phase 2b clinical study. This balance was not overdue as of December 31, 2023.

8. Other current receivables

	As of December 31,	
In CHF thousands	2023	2022
Other current receivables		
From third parties	622	392
Intercompany	7	673
Total other current receivables	629	1,065

9. Prepaid expenses

	As of December 31,	
In CHF thousands	2023	2022
Prepaid expenses	6,437	3,980
Total prepaid expenses	6,437	3,980

10. Accrued income

	As of December 31,	
In CHF thousands	2023	2022
Accrued income	246	408
Total accrued income	246	408

11. Trade payables and accrued expenses

	As of December 31,	
In CHF thousands	2023	2022
Trade payables	1,678	915
Total trade payables	1,678	915
Accrued payroll expenses	4,294	2,829
Accrued R&D costs	4,722	5,360
Other accrued expenses	1,716	1,159
Total accrued expenses	10,732	9,348
Total trade payables and accrued expenses	12,410	10,263

As of December 31, 2023 and 2022 the Company held liabilities toward our pension insurance provider, amounting to CHF 728 thousand and nil, respectively.

12. Deferred income

	As of December 31,	
In CHF thousands	2023	2022
Deferred income	138	587
Total deferred income	138	587

13. Share capital

As of December 31, 2023 and 2022, the issued share capital amounted to CHF 2,082,858 and CHF 1,794,907, respectively, and is composed of common shares of 104,142,905 and 89,745,365, respectively. The common shares have nominal values of CHF 0.02 per share. All shares have been fully paid.

On December 19, 2023, the Company announced that it had closed an underwritten offering of 14,300,000 common shares, resulting in gross proceeds of approximately USD 50.1 (CHF 43.8) million. Net underwriting fees and transaction costs totaled CHF 3.3 million for a net total of CHF 40.5 million. Transaction costs associated with these offerings and related to the issuance of new shares were charged directly against the reserves from capital contributions account thereby reducing the total shareholder equity reported. As of December 31, 2023, the Company has CHF 432.5 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration.

Notes to the Statutory Financial Statements
continued

14. Treasury shares

	As of December 31, 2023		As of December 31, 2022	
	Number	KCHF	Number	KCHF
Treasury shares – Tranche 1 (September 2020)	250,798	5	1,220,861	24
Treasury shares – Tranche 2 (May 2021)	2,393,160	48	2,393,160	48
Treasury shares – Tranche 3 (May 2021)	2,600,000	52	2,600,000	52
Total	5,243,958	105	6,214,021	124

Commencing in September 2020, the Company established an "at the market offering" (ATM) for the sale of up to USD 80.0 (CHF 68.1) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 to replace and extend the ATM program. To date, the Company has sold 2,149,202 common shares previously held as treasury shares pursuant to the New Sales Agreement, raising USD 16.3 (CHF 14.8) million, net of underwriting fees and transaction costs.

As of December 31, 2023, the Company held in total 5,243,958 fully paid-in treasury shares as part of its ATM offerings. These shares were established via two tranches (one in September 2020 and one in September 2021, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 5,243,958 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

As of December 31, 2023, 250,798 shares from the first tranche have not been sold and are still recorded as treasury shares. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2023. In October 2023, the board of directors approved to reverse the earmarking of 2,600,000 treasury shares decided in 2021 and to de-purpose these treasury shares such that they are freely useable within the scope authorized by Swiss law, the articles of association and any potential applicable Board resolution. All these shares are covered by the same above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax).

15. Revenue

In CHF thousands	For the Year Ended December 31, 2023	2022
Revenue	19,175	5,566
Total revenue	19,175	5,566

16. Operating expenses

In CHF thousands	For the Year Ended December 31, 2023	2022
Salaries and related costs		
– related to research and development	18,813	17,137
– related to general administrative	7,395	7,396
Total salaries and related cost	26,208	24,533
Research and development expenses		
– related to research and development	31,669	37,302
Total research and development expenses	31,669	37,302
General and administrative expenses		
– related to general and administrative	7,528	8,435
– related to offering costs	85	1
– related to intercompany transactions	446	615
Total general and administrative expenses	8,059	9,051
Depreciation of fixed assets	1,672	1,793
Total operating expenses	67,608	72,679

17. Financial income and expenses

In CHF thousands	For the Year Ended December 31, 2023	2022
Financial income		
– interest income	1,044	69
– foreign exchange gain	—	392
Total financial income	1,044	461
Financial expenses		
– bank fees	(13)	(8)
– interest expense	(71)	(276)
– foreign exchange loss	(1,410)	—
Total financial expenses	(1,494)	(284)
Total financial result, net	(450)	177

18. Shareholders rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as of December 31, 2023:

	Shares		Equity awards	
	Number	KCHF	Number	KCHF
Held by executive officers and directors	2,677,276	11,405	4,117,989	11,624
Held by employees	701,645	2,989	1,889,665	6,791
Total	3,378,921	14,394	6,007,654	18,415

Share values are based on the Company's share price of USD 5.00 (CHF 4.26) on December 31, 2023. Equity awards are comprised of options and non-vested stock (restricted share units) awards. The fair value of our options is determined using the Black-Scholes-Merton Model and our non-vested stock awards are valued using a reasonable estimate of the market value of the common stock on the date of the award. Total shares are derived from our transfer agent's records as of December 31, 2023.

Notes to the Statutory Financial Statements
continued

18. Shareholders rights and equity awards continued

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, as of December 31, 2023:

Beneficial ownership of executive officers and directors	Number of shares	Number of equity awards
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,146,071	1,976,310
Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer	88,616	537,204
Nuno Mendonça, M.D., Chief Medical Officer	—	54,668
Piergiorgio Donati, Chief Technical Operations Officer	4,500	241,618
Christopher Roberts, Interim Chief Financial Officer	3,550	80,164
Howard Donovan, Chief Human Resources Officer	—	130,717
Jean-Fabien Monin, Chief Administrative Officer	292,411	231,670
Douglas Williams, Ph.D., Chair and Director	15,000	171,466
Monika Bütler, Ph.D., Vice Chair and Director	—	136,436
Werner Lanthaler, Ph.D., Director	102,128	144,576
Roy Twyman, M.D., Director	25,000	150,852
Carl June, M.D., Director	—	129,657
Monica Shaw, M.D., Director	—	132,651

19. Gender Equality Act

AC Immune conducted the equal pay analysis according to the Gender Equality Act (GEA) using the Equal Salary Foundation methodology for the reference month of July 2023. The analysis showed the Company respects the tolerance threshold for gender-based wage discrimination. The equal pay analysis is currently being verified by an accredited auditing company in accordance with article 13d of the GEA.

20. Post balance sheet events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures.

On January 22, 2024, the Company announced that it will regain all global rights to the anti-amyloid beta antibody crenezumab and the anti-Tau antibody semorinemab following termination of the collaboration agreements with Genentech, a member of the Roche Group, and Roche. Both antibodies have been evaluated in clinical studies for AD. AC Immune will also regain rights to existing GMP drug-product for clinical testing as well as associated data generated under each of the agreements. AC Immune will carefully review and evaluate available data sets, including the final open label extension results from the Lauriet trial when they become available and are received in full by AC Immune, before decisions are made on potential further development and other opportunities.

On February 1, 2024, the Company received the milestone payment of CHF 14.8 million due from Janssen for the commencement of first Phase 2b clinical study.

Proposed Carry Forward of the Accumulated Losses

Accumulated losses carried forward

	As of December 31,	
In CHF thousands	2023	2022
Accumulated losses at the beginning of the period	(262,115)	(195,179)
Loss for the year	(48,883)	(66,936)
Accumulated losses available to the Annual General Meeting	**(310,998)**	**(262,115)**

Motion of the Board of Directors on the proposed carry forward of the accumulated losses

	As of December 31,	
In CHF thousands	Motion of the Board of Directors 2023	Resolution of the Annual General Meeting 2022
Accumulated losses available to the Annual General Meeting	(310,998)	(262,115)
Carried forward	**(310,998)**	**(262,115)**

Statutory Auditor's Report

to the General Meeting of AC Immune SA
Ecublens

Report on the audit of the financial statements

Opinion

We have audited the financial statements of AC Immune SA (the Company), which comprise the balance sheet as at December 31, 2023, and the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 98 to 109) comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach



Materiality

Audit scope

Key audit matters

Overview

Overall Group materiality: CHF 2,436 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified:
Intangible asset – valuation

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall Group materiality	CHF 2,436 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	Based on our analysis and professional judgment we determined loss before tax is the most appropriate benchmark. We chose loss before tax to align our materiality threshold with the common practice for clinical stage life science companies. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 243 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Statutory Auditor's Report
continued

Intangible asset – Valuation

Key audit matter	How our audit addressed the key audit matter
As described in Note 2 to the financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2023. The asset is defined as an intangible asset not yet ready for use. Therefore, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using a risk-adjusted discounted cash flow method. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of the intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Statutory Auditor's Report
continued

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements
In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

We further confirm that the proposed carry forward of the accumulated losses complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA
/s/ Bruno Rossi   **/s/ Alex Fuhrer**
Licensed audit expert   Licensed audit expert
Auditor in charge
Lausanne, March 14, 2024

Shareholder Information

Annual General Meeting:
June 20, 2024

Registered Office:
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

Exchange listing:
Nasdaq Ticker: ACIU

International contact:
+41 21 345 91 21
info@acimmune.com
Information is available at www.acimmune.com

Auditor:
PricewaterhouseCoopers SA

Independent Proxy:
Reymond & Associés

Corporate Attorneys:
Switzerland: Bär & Karrer AG
United States: Davis Polk & Wardwell LLP



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AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

General inquiries: info@acimmune.com

Investor inquiries: ir@acimmune.com

Phone: +41 21 345 91 21